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08002721

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REGISTRANT'S NAME Phosphagenics Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

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MAY 27 2008
THOMSON REUTERS

FILE NO. 82- 34939 FISCAL YEAR 12-31-07

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DATE: 5/21/08

PHOSPHAGENICS

27 February 2008

AALS
12-31-07

THE MANAGER
COMPANY ANNOUNCEMENTS OFFICE
ASX LIMITED

Dear Sir

PHOSPHAGENICS LIMITED

APPENDIX 4E / FINANCIAL REPORT

Enclosed for release to the market is an Appendix 4E Report and Financial Report for the year ended 31 December 2007 together with a copy of a News Release commenting upon the reports

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\appendix 4e 27 02 08

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: +61 3 9605 5900 Facsimile: +61 3 9605 5999
Web page: www.phosphagenics.com Email: info@phosphagenics.com

27 February 2008

PHOSPHAGENICS

Company Announcement

Phosphagenics 2007 Financial Report Appendix 4E

Phosphagenics Limited ("Phosphagenics") (ASX: POH, AIM: PSG, OTCQX: PPGNY) today released its Financial Report for the year ended 31 December 2007 and Appendix 4E. The highlights from which are as follows:

Year in Review

In 2007 Phosphagenics earned $4.4 million in revenue, up 28% from $3.4 million in 2006. Royalties received amounted to $2.0 million, while $1.1 million was attributable to government grants provided to fund Research and Development ("R&D") projects. The Company also raised $7 million in January 2007.

During the year the Company was awarded an AusIndustry Commercial Ready grant for its insulin program and a Pharmaceuticals Partnerships Program (P3) grant, with a combined total of up to $5.3 million over three years.

Phosphagenics made a commitment for 2007 to drive its R&D programs forward and advance projects to clinical trials. The Company successfully delivered on this goal by increasing its R&D expenditure to $8.4 million, up 78% from $4.8 million in 2006. This increase was instrumental in supporting the achievement of a number of R&D milestones in 2007 and Phosphagenics now has five clinical stage products:

- transdermal insulin
- oral Phospha E®
- transdermal oxycodone
- transdermal morphine
- dermal retinoic acid

The loss before income tax expense was, as reported under Australian International Financial Reporting Standards, $8.8 million in 2007, an increase of 44% from $6.1 million in 2006, which in view of the 78% increase in R&D expenditure in 2007 was a positive outcome for the Company, which concluded the year with $10.7 million in cash and cash equivalents.

Looking Forward

In addition to progressing insulin, Phospha E®, oxycodone and retinoic acid clinical trials in 2008, Phosphagenics is developing a number of other product candidates utilising its targeted, localised delivery technology, including multiple anti-inflammatory and analgesic compounds.

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

The aim of these new product candidates is to use the precision and efficiency of Phosphagenics patented drug delivery technology, TPM, to enhance the safe delivery of approved topical drugs to a localised site of action, while minimising exposure of the active to the systemic circulation – applying the same technology as used in the recently announced retinoic acid clinical trial.

The Company will continue to work with world-leading collaborative partners, such as Assistant Professor William Hsu from the Joslin Diabetes Centre, Harvard Medical School, U.S., Professor Thomas Rades from the University of Otago, NZ, and Nestlé Nutrition, Vevey, Switzerland.

About Phosphagenics Limited
Phosphagenics is a Melbourne-based, globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics' core technology is built around the science and application of phosphorylation, a process where the addition of a phosphate group has been found to enhance the bioavailability, activity and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms.

Phosphagenics' shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). An ADR – Level 1 program was established in the U.S. with The Bank of New York Mellon (PPGNY) for U.S. investors to trade in Phosphagenics' stock on the 'over-the-counter' market. In July 2007, this was upgraded to the International OTCQX, a new premium market tier in the U.S. for international exchange-listed companies, operated by Pink Sheets, LLC.

For more information, please visit Phosphagenics' web site at www.phosphagenics.com

Safe Harbor Statement
This press release contains forward-looking statements based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialise, actual results could vary materially from the Phosphagenics' expectations and projections. Risks and uncertainties include general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations.

Company Contact Details:
Mr Harry Rosen
Phosphagenics Limited
President & CEO
Tel +61 3 9605 5900

Mary McSwiggan (Bennett)
Phosphagenics Limited
Investor Relations Manager
Tel +61 3 9605 5907

U.S. Investor and Media Contacts:
Brian Ritchie
Financial Dynamics
Tel +1 212 850 5683

PHOSPHAGENICS LIMITED

(A.B.N. 32 056 482 403)

APPENDIX 4E

PRELIMINARY FINAL REPORT FOR THE PERIOD ENDED ON 31 DECEMBER 2007

TABLE OF CONTENTS

Section 2: HIGHLIGHTS OF RESULTS & DIVIDENDS

Rule 4.3

Appendix 4E

Preliminary final report
Period ending on or after 31 December 2007

Introduced 1/1/2003. Origin: Appendix 4B

Name of entity

Phosphagenics Limited

The following information must be given to ASX under listing rule 4.3.

1.

ABN or equivalent company reference	Year ended: current period	previous corresponding period
32 056 482 403	31 December 2007	31 December 2006

Results for announcement to the market

				$A'000
2.1 Revenues from ordinary activities	up	27.7%	to	4,351
2.2 Profit (loss) from ordinary activities after tax attributable to members	up	44.40%	to	(8,844)
2.3 Net profit (loss) for the period attributable to members	up	44.40%	to	(8,844)

2.4 Dividends (distributions)	Amount per security	Franked amount per security
Final dividend	-¢	-¢
Interim dividend	-¢	-¢
In Specie Dividend	-¢	-¢
Previous corresponding period:		
Final dividend	-¢	-¢
Interim dividend		
In Specie Dividend		

2.5 Record date for determining entitlements to the dividend	N/A

2.6 Brief explanation of any of the figures in 2.1 to 2.4 necessary to enable the figures to be understood.

In 2007 Phosphagenics earned $4.4 million in revenue, up 28% from $3.4 million in 2006. Royalties received amounted to $2.0 million, while $1.1 million was attributable to government grants provided to fund Research and Development ("R&D") projects. The Company also raised $7 million in January 2007.

During the year the Company was awarded an AusIndustry Commercial Ready grant for its insulin program and a Pharmaceuticals Partnerships Program (P3) grant, with a combined total of up to $5.3 million over three years.

Phosphagenics made a commitment for 2007 to drive its R&D programs forward and advance projects to clinical trials. The Company successfully delivered on this goal by increasing its R&D expenditure to $8.4 million, up 78% from $4.8 million in 2006. This increase was instrumental in supporting the achievement of a number of R&D milestones in 2007 and Phosphagenics now has five clinical stage products:

- transdermal insulin
- oral Phospha E®
- transdermal oxycodone
- transdermal morphine
- dermal retinoic acid

The loss before income tax expense was, as reported under Australian International Financial Reporting Standards, $8.8 million in 2007, an increase of 44% from $6.1 million in 2006, which in view of the 78% increase in R&D expenditure in 2007 was a positive outcome for the Company, which concluded the year with $10.7 million in cash and cash equivalents.

For further details refer to the attached Directors' Report; Financial Statements and notes thereto.

Looking Forward

In addition to progressing insulin, Phospha E®, oxycodone, retinoic acid clinical trials in 2008, Phosphagenics is developing a number of other product candidates utilising its targeted, localised delivery technology, including multiple anti-inflammatory and analgesic compounds.

The aim of these new product candidates is to use the precision and efficiency of Phosphagenics patented drug delivery technology, TPM, to enhance the safe delivery of approved topical drugs to a localised site of action, while minimising exposure of the active to the systemic circulation – applying the same technology as used in the recently announced retinoic acid clinical trial.

The Company will continue to work with world-leading collaborative partners, such as Assistant Professor William Hsu from the Joslin Diabetes Centre, Harvard Medical School, U.S., Professor Thomas Rades from the University of Otago, NZ, and Nestlé Nutrition, Vevey, Switzerland.

Note: The information required by item 2 must be placed at the beginning of the report. The other information may be presented in whatever way is the most clear and helpful to users, eg combined with the body of the report, combined with notes to the accounts, or set out separately.

3. A statement of financial performance together with notes to the statement, prepared in compliance with AASB 1018 or the equivalent foreign accounting standard:

Attached Income Statement

4. A statement of financial position together with notes to the statement. The statement may be condensed but must report as line items each significant class of asset, liability, and equity element with appropriate sub-totals:

Attached Balance Sheet

5. A statement of cash flows together with notes to the statement. The statement of cash flows may be condensed but must report as line items each significant form of cash flow and comply with the disclosure requirements of AASB 1026 Statement of Cash Flows, or for foreign entities, the equivalent foreign accounting standard:

Attached Statement of Cash Flows

6. Details of individual and total dividends or distributions and dividend or distribution payments. The details must include the date on which each dividend or distribution is payable, and (if known) the amount per security of foreign sourced dividend or distribution:

Dividend or distribution payments:	**Amount**	**Date on which each dividend or distribution is payable**	**Amount per security of foreign sourced dividend or distribution (if known)**
N/A			

+ See chapter 19 for defined terms.

7. Details of any dividend or distribution reinvestment plans in operation and the last date for the receipt of an election notice for participation in any dividend or distribution reinvestment plan:

N/A

8. A statement of retained earnings showing movements:

	Current period $A'000	**Previous corresponding period $A'000**
Retained profits (accumulated losses) at the beginning of the financial period	(47,154)	(41,029)
Net profit (loss) attributable to members	(8,844)	(6,125)
Net transfers from (to) reserves	-	-
Net effect of changes in accounting policies	-	-
Dividends and other equity distributions paid or payable	-	-
Retained profits (accumulated losses) at end of financial period	**(56,042)**	**(47,154)**

9. Net tangible assets per security with the comparative figure for the previous corresponding period.

	Current period	**Previous corresponding Period**
Net tangible assets per security	2.2 cents	2.7 cents

+ See chapter 19 for defined terms.

10. Details of entities over which control has been gained or lost during the period:

10.1 Name of the entity.	N/A
10.2 The date of the gain or loss of control.	N/A

	Current period	Previous corresponding period
10.3 Where material to an understanding of the report – the contribution of such entities to the reporting entity's profit from ordinary activities during the period and the profit or loss of such entities during the whole of the previous corresponding period.	N/A	N/A

11. Details of associates and joint venture entities including the name of the associate or joint venture entity and details of the reporting entity's percentage holding in each of these entities and – where material to an understanding of the report - aggregate share of profits (losses) of these entities, details of contributions to net profit for each of these entities, and with comparative figures for each of these disclosures for the previous corresponding period.

Name of entity	% Holding	Aggregate Share of profit (losses)		Contribution to net profit	
		Current period $'000	Previous corresponding Period $'000	Current period $'000	Previous corresponding Period $'000
Vital Health Sciences Pty Ltd	100	N/A	N/A	(5,544)	(3,564)

12. Any other significant information needed by an investor to make an informed assessment of the entity's financial performance and financial position:

N/A

13. For foreign entities, which set of accounting standards is used in compiling the report (e.g. International Accounting Standards).

+ See chapter 19 for defined terms.

14. A commentary on the results for the period. The commentary must be sufficient for the user to be able to compare the information presented with equivalent information for previous periods. The commentary must include any significant information needed by an investor to make an informed assessment of the entity's activities and results, which would include but not be limited to discussion of the following:

14.1 The earnings per security and the nature of any dilution aspects:

Basic earnings per share (1.47) cents (2006: (1.12)) Diluted earnings per share (1.34) cents (2006: (1.12))

14.2 Returns to shareholders including distributions and buy backs:

N/A

14.3 Significant features of operating performance:

N/A

14.4 The results of segments that are significant to an understanding of the business as a whole:

Refer to financial statements

14.5 A discussion of trends in performance:

N/A

+ See chapter 19 for defined terms.

14.6 Any other factors which have affected the results in the period or which are likely to affect results in the future, including those where the effect could not be quantified:

Refer "Future Developments" and "Subsequent Events" on Page 5 of attached Directors Report.

15. A statement as to whether the report is based on accounts which have been audited or subject to review, are in the process of being audited or reviewed, or have not yet been audited or reviewed.

The accounts of the Company have been audited.

Note: If the +accounts have been audited or subject to review, the audit report should be provided with the report.

16. If the accounts have not yet been audited or subject to review and are likely to be subject to dispute or qualification, a description of the likely dispute or qualification:

N/A

17. For all entities, if the accounts are subject to audit dispute or qualification, a description of the dispute or qualification.

N/A

Note: The audit report or review must be provided as part of the report.

Signed by Company Secretary:

Name: Mourice Garbutt

Date: 27 February 2007

+ See chapter 19 for defined terms.

Section 3: FINANCIAL STATEMENTS

Income Statement

Balance Sheet

Statement of Cash Flows

Statement of Changes in Equity

and Notes to the Statements

As attached together with the Directors' Report and Declaration, Independent Audit Review report and Auditors Independence Declaration.

Phosphagenics Limited

ABN 32 056 482 403

Annual Financial Report

for the year ended 31 December 2007

Contents

Directors' Report

The Directors of Phosphagenics Limited submit herewith the annual financial report of the company for the financial year ended 31 December 2007. In order to comply with the provisions of the Corporations Act 2001, the Directors report as follows:

DIRECTORS

The names and particulars of the Directors of the company during or since the end of the financial year are:

Associate Professor Andrew Lancelot Vizard (Aged 49 years) BVSc (Hons) MVPM
Non-Executive Independent Director since July 1999
Chairman since October 2000
Last re-elected May 2005

With a background in research and agricultural consultancy, Professor Vizard is the Senior Consultant with and former Director of the Mackinnon Project at the University of Melbourne. This enterprise is recognized as a leader in delivering practical advice to farmer and agribusiness on a wide range of agricultural and economic issues. Professor Vizard is the author of over 50 scientific papers.

Professor Vizard is currently a non-executive Director of Ridley Corporation Ltd, Animal Health Australia Ltd, and the Zoological Parks and Gardens Board of Victoria. He is also a trustee of The Australian Wool Education Trust.

Professor Vizard is a member of the Company's Audit, Compliance and Corporate Governance Committee.

Harry Rosen (Aged 60 years) B.A. (Psychology), LLB
Executive Director appointed to the Board in June 1999
Appointed Managing Director December 2005
Last re-elected May 2004

Mr Rosen is Managing Director of Phosphagenics Limited and is a non-practicing lawyer. He is one of the founders of Betatene Limited and Denehurst Limited, two formerly ASX listed companies which commercialised significant research and development. Betatene is the world's largest producer of natural beta carotene. After the purchase of Betatene Limited by Henkel Corporation, Mr Rosen served as Vice President, Corporate Development. As a Vice President of Henkel Corporation, he worked for a number of years in the USA in the nutrition and health care industries.

Mr Rosen has consulted to many technology companies assisting them with the commercialisation of new technologies. He has had significant experience in the areas of seed capital raising, stock exchange listings, taxation and corporate law. Mr Rosen graduated from the Australian National University (B.A.-Psychology) in 1970 and Melbourne University (LLB) in 1973.

Jonathan Lancelot Addison (Aged 55 years) BEc (Tas), ASIC, CFTP (Snr)
Non-Executive Director since November 2002
Last re-elected May 2005

Mr Addison has over 30 years in the investment management industry, including wide experience in superannuation. Currently he is the Fund Manager of the Meat Industry Employee Superannuation Fund ("MIESF") whom he joined in June 1999 and where he is responsible for the overall management of MIESF.

MIESF, a self-administered industry superannuation fund established in 1981 which operates nationally, currently holds 21,800,000 shares in Phosphagenics Limited being 3.6 per cent of the Company's issued voting share capital.

Directors' Report (continued)

Prior to his appointment to MIESF, Mr Addison was a Director and Asset Consultant within the Corporate Finance section of PricewaterhouseCoopers and in this role was responsible for establishing an investment consulting practice with clients ranging from superannuation funds to insurance funds and funds managers. Prior to that, he was Manager Investment Consultant at Sedgwick Noble Lowndes.

Mr Addison is the Chairman of the Company's Audit, Compliance and Corporate Governance Committee.

Mr Addison also holds non-executive directorships with TPCG, Global Masters Fund Limited, African Enterprise New Zealand Limited, African Enterprises Limited, and Hawksbridge Limited.

Professor John Mills (Aged 67 years) BS, MD, FACP, FRACP
Non-Executive Independent Director since March 2004
Last re-elected May 2004

Professor Mills has a long and distinguished career in biomedical business, medical research and clinical medicine. In addition to his position as a non-executive Director of Phosphagenics, he is the Executive Chairman of Swedish company, Cavidi AB, an Executive Director of TissuPath Pty Ltd, a non-executive Director of the Prostate Cancer Foundation of Australia and Chair of the PCFA Research Committee. He has previously been a non-executive Director of and Chairman of the former Victorian biotechnology company Amrad Corporation Ltd.; he resigned as Managing Director of Narhex Life Sciences Ltd (ASX:NLS) in December 2007.

Professor Mills currently holds professional appointments at Monash University and at RMIT and is a consulting physician at the Alfred and Austin Hospitals. He has published over 200 scientific articles and has served as a consultant to industry and governments, the World Health Organization and the United Nations.

Professor Mills is a member of the Company's Audit, Compliance and Corporate Governance Committee.

Michael David Preston (Aged 62 years) MA, FCA
Non-Executive Director since 8 November 2004
Re-elected in May 2005

Mr Preston is a principal partner and founder of Capidem LLP., an FSA-regulated corporate finance and turnaround firm based in London. Capidem specialises in media, technology and life sciences and in the turnaround of businesses in difficulty. Mr Preston was previously a founder of Sterling Publishing Group PLC, a business publishing company that was publicly listed in London in 1985. He was also a founder of the Broad Street Group PLC, a marketing services company that was publicly listed in London in 1986 and eventually acquired by the French group BDDP. Mr Preston has extensive experience as a financial and strategic adviser to many growing companies in the UK and USA. He is a Fellow of the Institute of Chartered Accountants in England and Wales and shares his time between New York and London.

Dr Esra Ogru (Aged 32 years) BSc (Hons) PhD
Executive Director Research & Development
Appointed as an Executive Director 11 October 2005

Dr Ogru is responsible for the co-ordination and management of pre-clinical and clinical research for Phosphagenics.

After receiving her PhD in Biochemistry from Monash University, she conducted postdoctoral research at Monash University, Department of Biochemistry and Molecular Biology, where she was a member of the Obesity and Diabetes research group involved in the pre-clinical and clinical development of anti-obesity peptides.

Directors' Report (continued)

Dr Ogru is experienced in many aspects of academic and commercial research and has publications in peer-reviewed journals.

Unless indicated otherwise, all Directors held their position as a Director throughout the entire financial year and up to the date of this report.

DIRECTORSHIPS OF OTHER LISTED COMPANIES

Directorships of other listed companies held by Directors in the 3 years immediately before the end of the financial year are as follows:

NAME	COMPANY	PERIOD OF DIRECTORSHIP
Prof. John Mills	Narhex Life Sciences Limited	Since 10 April 2001
Prof. Andrew Vizard	Ridley Corporation Limited	Since 29 January 2001
Jonathon Addison	Global Masters Fund Limited	Since 19 April 2005

COMPANY SECRETARY

Mourice Garbutt CPA, FCIS, Honorary Justice of the Peace in Victoria

Mr Garbutt, through his professional corporate secretarial and compliance service company, provides secretarial, clerical and corporate governance support to client companies in Australia many of which are listed on the ASX Limited.

Mr Garbutt has substantial experience in the area of listed company secretarial matters, compliance and corporate governance with over 30 years experience primarily within Australia but having worked in the Pacific region and Europe.

PRINCIPAL ACTIVITIES

The principle activities of the Company are the production, sale and licensing of products for the nutraceutical and pharmaceutical industries.

REVIEW OF OPERATIONS

For the year, the Group returned an operating loss of $8.84 million (2006: $6.13 million).

CHANGES IN STATE OF AFFAIRS

During the financial year there was no significant change in the state of affairs of the consolidated entity other than that referred to in the financial statements or notes thereto.

Directors' Report (continued)

SUBSEQUENT EVENTS

There has not been any matter or circumstance, other than that referred to in the financial statements or notes thereto, that has arisen since the end of the financial year, that has significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

FUTURE DEVELOPMENTS

Disclosure of information regarding likely developments in the operations of the consolidated entity in future financial years and the expected results of those operations is likely to result in unreasonable prejudice to the consolidated entity. Accordingly, this information has not been disclosed in this report.

ENVIRONMENTAL REGULATIONS

The principal activities of the Company are not subject to any particular or significant environmental regulations.

DIVIDENDS

The Directors have not recommended the payment of any dividends and no dividends were declared, paid or reinvested in the year to 31 December 2007.

SHARE OPTIONS

Share options granted to Directors and executives

During and since the end of the financial year an aggregate of 800,000 share options were granted to the following Directors and executives of the company:

Directors and executives	Number of options granted	Issuing entity	Number of ordinary shares under option
M. Bennett*	200,000	Phosphagenics Limited	200,000
M. Chilton*	300,000	Phosphagenics Limited	300,000
M. Garbutt*	300,000	Phosphagenics Limited	300,000

* On 6 June 2007 the Board of Directors resolved to grant 600,000 options under the terms of the Employee Share Option Plan (ESOP) to M. Chilton and M. Garbutt. The 5 year options have an exercise price of $0.2637 each and vest immediately. The 200,000 options issued to M. Bennett vest in yearly tranches.

Under Accounting Standards, the company is required to account for the options over the vesting period at the fair value established at the time of the grant (6 June 2007).

The fair valuations were calculated using the Black-Scholes method to produce an option value of $0.140908.

Outstanding share options as at 31 December 2007 issued to key management personnel

Expiry Date	Exercise Price $	ESOP No.	Total $
22 May 2011	$0.2346	400,000	93,840
6 June 2012	$0.2637	800,000	210,960
Total	-	1,200,000	304,800

Directors' Report (continued)

Share options on issue at year end or exercised during the year

Details of unissued shares or interests under option are:

Issuing entity	Number of shares under option	Class of shares	Exercise price of option	Expiry date of options
Phosphagenics Limited	59,630,948	Ordinary	$0.20	7 June 2009

The holders of such options do not have the right, by virtue of the option, to participate in any share issue or interest issue of any other body corporate or registered scheme.

Since the end of the financial year, to the date of this report, no employee or listed options have been exercised.

Details of shares or interests issued during the financial year as a result of exercise of an option are:

Issuing entity	Number of shares issued	Class of shares	Amount paid for shares	Amount unpaid on shares
Phosphagenics Limited	1,725	Ordinary	$345.00	Nil

INDEMNIFICATION OF OFFICERS AND AUDITORS

During the year, the Company paid a premium in respect of a contract insuring its Directors and Officers against a liability, other than a wilful breach of duty, of a nature that is required to be disclosed under section 300(8) of the Corporations Act 2001. In accordance with section 300(9) of the Corporations Act 2001, further details have not been disclosed due to confidentiality provisions contained in the insurance contract.

DIRECTORS' MEETINGS

The following table sets out the number of Directors' meetings (including meetings of committees of Directors) held during the financial year and the number of meetings attended by each Director (while they were a Director or committee member). During the financial year, 6 board meetings, 2 share allotment committee meetings and 4 audit committee meetings were held.

	Board of Directors		Share Allotment committee		Audit committee	
Directors	Held	Attended	Held	Attended	Held	Attended
Addison, J L	6	6	2	1	4	4
Mills, J	6	6	2	n/a	4	4
Ogru, E	6	6	2	1	4	n/a
Preston, M D	6	6	2	n/a	4	n/a
Rosen, H	6	6	2	n/a	4	n/a
Vizard, A L	6	6	2	2	4	4

Share Allotment Committee – all Directors are eligible to sit on this Committee and any 2 Directors constitutes a quorum.

Directors' Report (continued)

DIRECTORS' SHAREHOLDINGS

The following table sets out each Director's relevant interest in shares, debentures, and rights or options in shares or debentures of the company or a related body corporate as at the date of this report.

Directors	Shares	Options
Addison, J L	19,000	-
Mills, J	302,667	-
Ogru, E	5,711,610	-
Preston, M D	2,172,659	-
Rosen, H	64,176,436	5,050,000
Vizard, A L	123,411	1,200,000
	72,505,783	6,250,000

Shares

During the reporting period and up to the date of this report no shares were issued by the Company to Directors. Changes in entitlements during this period and as reported to the ASX Limited included acquisitions by way of share transactions:

- J L Addison - acquisition of 15,000 existing shares
- Professor J Mills – acquisition of 77,000 existing shares
- H Rosen – acquisition of 96,293 existing shares
- H Rosen – trust distribution of 11,120,994 existing shares
- M D Preston – sale of 200,000 existing shares

Options

There has been no movement in Directors' entitlements to options during the period. All options are exercisable at 20 cents each at any date up to June 2009.

REMUNERATION REPORT (AUDITED)

Remuneration policy for Directors and executives

The company's policy for determining the nature and amounts of emoluments of Non-Executive Directors, Executive Directors and senior management is as follows:-

The Board is responsible for making recommendations on remuneration policies and packages. The broad remuneration policy is to ensure the remuneration package properly reflects the person's duties and responsibilities; and that remuneration is competitive in attracting, retaining and motivating people of the highest quality.

Remuneration packages contain the following key elements:

- Salary and fees
- Superannuation
- Options issued under the company's Employee Share Option Plan

Apart from termination benefits which accrue under statute (such as unpaid annual leave, long service leave and superannuation benefits), there are no retirement benefits. The company pays superannuation at the required superannuation guarantee rate and salary sacrificed contributions into an accumulated benefit type fund and therefore there are no future liabilities in respect of these payments.

Directors' Report (continued)

The aggregate remuneration paid to Non-Executive Directors is capped at the level approved by shareholders for this purpose. Non-Executive Directors remuneration reflects the additional committees that they may serve on from time to time. There are no termination benefits for Non-Executive Directors.

Remuneration is reviewed annually by the Board of Directors. The process consists of a review of companywide, business unit and individual performance, relevant comparative remuneration in the market and internally, and where appropriate, external advice on policies and practices.

The Company Secretary is an external consultant to the company. Their fees are charged on normal commercial terms.

DIRECTOR AND EXECUTIVE DETAILS

The Directors of Phosphagenics Limited during the year were:

- Addison, J L — Independent Director (Non-Executive)
- Mills, J — Independent Director (Non-Executive)
- Ogru, E — Director (Executive)
- Preston, M D — Director (Non-Executive)
- Rosen, H — Managing Director (Executive)
- Vizard, A L — Chairman and Independent Director (Non-Executive)

The group executives of Phosphagenics Limited during the year were:

- Butler, B R — Vice President – Nutraceuticals (retired 31 March 2007)
- Chilton, M — Financial Controller
- Karanikolopoulos, K — Vice President - Business Development
- Bennett, M — Investor Relations Manager (commenced 1 March 2007)
- West, S M — Director – Vital Health Services Pty Ltd
- Gimesy, D — Vice President Business Development & Corporate Communication (resigned 30 April 2007)

REMUNERATION OF DIRECTORS AND EXECUTIVES

The following table discloses the remuneration of the Directors of the company:

2007	Short – Term $	Post-Employment $	Share Based Payment $	Total $	Performance Related %
Rosen, H	286,294	23,876	-	310,170	-
Ogru, E	249,711	9,649	-	259,360	-
Vizard, A L	69,725	6,275	-	76,000	-
Preston, M D	110,278	-	-	110,278	-
Mills, J	33,245	18,092	-	51,336	-
Addison, J L	34,862	3,138	-	38,000	-

Directors' Report (continued)

2006	Short – Term $	Post-Employment $	Share Based Payment $	Total $	Performance Related %
Pattison, I G	239,679	10,321	-	250,000	-
Rosen, H	170,000	12,150	-	182,150	-
Ogru, E	170,000	-	-	170,000	-
Vizard, A L	69,725	6,275	-	76,000	-
Preston, M D	118,405	-	-	118,405	-
Mills, J	13,333	38,000	-	51,333	-
Addison, J L	34,862	3,138	-	38,000	-

There are a number of options held by Directors which were acquired as part of the original subscriptions for shares in Phosphagenics in 1999.

For further details of these options refer to note 20 in the financial statements.

The following table discloses the remuneration of the executives of the company and group executives of the consolidated entity:

2007	Short – Term $	Post-Employment $	Share Based Payment $	Total $	Performance Related %
Butler, B R	-	21,250	-	21,250	-
Bennett, M	67,667	6,000	14,091	87,758	-
Chilton, M	78,000	35,360	42,272	155,632	-
West, S M	100,000	-	-	100,000	-
Karanikolopoulos, K	116,679	10,321	18,110	145,110	-
Gimesy, D	21,813	24,853	8,548	55,215	-

2006	Short – Term $	Post-Employment $	Share Based Payment $	Total $	Performance Related %
Butler, B R	45,114	90,500	-	135,614	-
Webb, S N	52,345	-	47,425	99,770	-
Chilton, M	106,000	9,360	-	115,360	-
West, S M	100,000	-	-	100,000	-
Karanikolopoulos, K	101,835	9,165	9,055	120,055	-
Gimesy, D	56,813	22,553	8,548	87,914	-

Directors' Report (continued)

Value of options issued to Directors and executives

The following table discloses the value of options granted, exercised or lapsed during the year:

	Value at grant date $	Value at exercise date $	Value at time of lapse $	Value of options granted, exercised and lapsed $	Value of options included in remuneration for the year $	Remuneration for the year that consists of options %
Gimesy, D	34,190	-	17,095	34,190	8,548	15.49

During the year the Board resolved to grant options to the following executives under the Employee Share Option Plan (ESOP):

	Vested Number	Granted Number	Grant Date	Fair value of option at grant date $	Exercise price per share $	Expiry Date	Exercisable Date
M Bennett	100,000	200,000	6/6/2007	0.140908	0.2637	6/6/2012	1/12/2008
M. Chilton	300,000	300,000	6/6/2007	0.140908	0.2637	6/6/2012	6/6/2007
M. Garbutt	300,000	300,000	6/6/2007	0.140908	0.2637	6/6/2012	6/6/2007

Value of options - basis of calculation

A service period was determined as the most appropriate criteria to attach to the options given that Phosphagenics is still in the development phase.

Under Accounting Standards, the company is required to account for the options over the vesting period at the fair value established at the time of the grant (6 June 2007).

The fair valuations were calculated using the Black-Scholes method to produce an option value of $0.140908.

For further details of the options refer to note 5 in the Financial Statements.

NON-AUDIT SERVICES

The Directors are satisfied that the provision of non-audit services, during the year, by the auditor (or by another person or firm on the auditor's behalf) is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

Details of amounts paid or payable to the auditor for non-audit services provided during the year by the auditor are outlined in note 6 to the financial statements.

AUDITOR'S INDEPENDENCE DECLARATION

The auditor's independence declaration is included on page 12 of the financial report.

Directors' Report (continued)

ROUNDING OF AMOUNTS

The company is a company of the kind referred to in ASIC Class Order 98/0100, dated 10 July 1998, and in accordance with that Class Order amounts in the Directors' report and the financial report are rounded off to the nearest thousand dollars, unless otherwise indicated.

Signed in accordance with a resolution of the Directors made pursuant to s.298(2) of the Corporations Act 2001.

Andrew Lancelot Vizard
Chairman

27 February 2008

Melbourne

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Auditor's Independence Declaration to the Directors of Phosphagenics Limited

In relation to our audit of the financial report of Phosphagenics Limited for the financial year ended 31 December 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Don Brumley
Partner
27 February 2008

Corporate Governance Statement

CORPORATE GOVERNANCE PRACTICES AND CONDUCT

For all listed companies in Australia, there is an Australian Stock Exchange Limited ('ASX') Listing Rule requiring the inclusion, in the Company's annual report, of a statement of the main Corporate Governance practices that have been applied during the reporting period. In March 2003 the ASX issued its Corporate Governance Council's ('Council') best practice recommendations. The Board of Directors has reviewed the recommendations which it endorses and has adopted the principles espoused therein as the basis for the Board Charter on Corporate Governance

This statement outlines the main Corporate Governance policies that have been applied throughout the financial year, unless otherwise stated. Those practices are dealt with under the following headings:

- Board of Directors and its Committees
- Internal Control Framework and Ethical Standards
- Business Risk
- Role of Shareholders

Board of Directors and its Committees

The Board of Directors is responsible for the overall Governance of the Company inclusive of its strategic development and the direction and the control of operations of the Company. Whilst the Board retains overall responsibility, it has established certain committees to assist in carrying out its responsibilities. Such committees include the Audit, Compliance and Corporate Governance Committee and the Share Allotment Committee.

The Directors in office at the date of this statement, their skills, experience, expertise and period of directorship are detailed in the Directors' Report.

In respect of the attendance at Board and Committee Meetings, shareholders are referred to the table of Meeting Attendance contained on page 6.

Composition of the Board

The Company's Constitution provides for the appointment of a minimum number of Directors of three and up to a maximum of eight. At the date of this report, the Company has six Directors comprising two Executive and four Non-Executive Directors. The Chairman of the Board and the Chairman of the Board's Committees' are Non-Executive Directors.

In December 2005 the Board of Directors undertook a review of the status of each Director and reached the opinion that each Director apart from Mr Rosen and Dr Ogru could be classified as a Non-Executive Director. In addition, this assessment has concluded that by the tests set out in the Council's best practice guidelines that Prof. A Vizard, Prof. J. Mills and Mr Addison qualified as Independent Directors. Mr Preston was not considered to be an independent Director as he provided consulting services to Vital Health Sciences Pty Ltd and assisted the company in equity capital raisings.

The Constitution does not require a shareholding qualification for Directors.

Corporate Governance Statement (continued)

Board Responsibilities

The responsibility for the operation and administration of the Company is delegated by the Board to the specifically identified outsourced service providers. The Board ensures that this team of service providers is appropriately qualified and experienced to discharge their responsibilities and has in place procedures to assess their performance.

The Board is responsible for ensuring that management's objectives and activities are aligned with the expectations and risks identified by the Board. The Board has a number of mechanisms in place to ensure this is achieved. In addition to the establishment of specific committees referred in this statement, these mechanisms include the following:

- Implementation of operating plans and budgets by management and Board monitoring of progress against budget – this includes the establishment and monitoring of key performance indicators (both financial and non-financial) for all significant business processes;
- Procedures to allow Directors, in the furtherance of their duties, to seek independent professional advice at the company's expense;
- The review and approval of acquisitions and disposals of businesses and assets, and the approval of contracts and financing arrangements within defined limits; and
- The appointment of an outsourced service provider, which is responsible for managing the Company's public image and communication with shareholders.

In conjunction with an ongoing review of the Board Charter, the Board will consider its responsibilities and delegated authorities to ensure they comply with best practice corporate governance.

Nomination and Membership

Subject to the provisions of the Company's Constitution, the issues of Board composition and selection criteria for Directors are dealt with by the full Board. Accordingly a Nomination and Membership Committee has not been established.

In this area, the Chairman and the Board Members regularly review the performance of the Board to ensure that the Board continues to have the mix of skills and experience necessary for the conduct of the Company's activities.

Whether to fill a vacancy or to expand the Board, the procedures applied by the Board include the selection of a panel of nominees. In compiling the panel of nominees, the Board draws on advice from external consultants.

Terms and conditions of the appointment are communicated to the nominees and include the level of remuneration. Again, the Constitution provides for events whereby Directors may be removed from the Board. Similarly shareholders have the ability to nominate, appoint and remove Directors.

In addition, the Constitution provides for the regular rotation of Directors, which ensures that Directors seek re-election by shareholders at least once every three years.

Given these existing regulatory requirements, Directors are not appointed for a specified term and Directors' continuity of service is in the hands of shareholders.

Independent Professional Advice

Directors, in carrying out their duties as Directors or as members of Board Committees, may, after prior consultation with the Chairman, seek independent professional advice at the expense of the Company. If appropriate, such advice will be available to all Directors.

Corporate Governance Statement (continued)

Timely and Balanced Disclosure

Whilst the Board of Directors has not established written policies and procedures designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior management level for that compliance it does at each meeting of the Board of Directors specifically monitor the Company's activities and disclosures; on average there are between six and ten Board meetings a year. As noted earlier, the Board of Directors has endorsed the principles of best corporate governance practice as set out by the Council.

Compensation (Remuneration) Committee

In respect of Non-Executive Director remuneration, shareholders on 29 January 2004, in General Meeting, approved an increase in the aggregate sum paid to Non-Executive Directors to $300,000. The level of Directors' fees is reviewed regularly by the full Board following a review by the Chairman in conjunction with input from industry organisations. Accordingly, a Compensation (Remuneration) Committee has not been established. In October 2006, the Board mandated the function of this committee to The Audit, Compliance and Corporate Compliance Committee.

Audit, Compliance and Corporate Governance Committee

This Committee as at the date of this statement comprises three Non-Executive Directors; namely Mr J Addison (Chairman), Prof. A Vizard and Prof. J Mills each of whom is considered to be an Independent Director. The Company's Auditors are invited to attend meetings and to participate in Committee discussions. The Company Secretary is the Committee Secretary.

The duties of the Committee include:

- The review of the Audit Programme and all matters relevant to the financial affairs of the Company's activities together with the production of Statutory Financial Reports inclusive of the Reports and Declarations by Directors.
- To review and advise on procedures in place to record the Company's activities and to ensure the safety of the Company's records and assets.
- To review Internal Control Procedures and the Auditor's Management letter.
- To review the half-yearly and yearly reports to the ASX Limited together with a review of the scope and quality of the annual statutory audit and the half-year audit review.
- To monitor Compliance with the provisions of the Corporations Act 2001, Australian Securities and Investment Commission guidelines and practice notes, ASX Listing Rules, taxation requirements and all regulatory bodies.
- Carry out the functions of the Remuneration Committee.

During the year the Committee considered for the adoption by the Board of Directors an Audit Charter in line with the Council's recommendations.

Share Allotment Committee

Any two Directors will constitute a quorum for this committee, which deals with the allotment of new shares or grant or exercise of options.

Internal Control Framework and Ethical Standards

The Board of Directors seeks to identify the expectations of shareholders as well as other regulatory and ethical expectations and obligations.

These matters are undertaken by the full Board together with the Audit, Compliance and Corporate Governance Committee. In respect of the ethical standards, the full Board regularly discusses the maintenance by the Company of appropriate ethical standards in line with the Council's recommendations.

Corporate Governance Statement (continued)

Guidelines for Trading in Securities

By a resolution of the Board of Directors the following policy has been adopted subject to insider trading laws, continuous disclosure laws and listing rule requirements. The Directors are permitted to deal in securities in which they have a relevant interest without restriction for any period other than the last day in each financial half year until 2 business days after the release to the ASX of the announcements by the Company of its full year or half year results. Directors are required to wait at least 2 business days after the release of any other market sensitive announcement by the Company so that the market has had time to absorb the information. In addition, The Board of Directors has adopted the terms of the Alternative Investments Market (AIM) definition of 'close' period and which come within the terms of the existing Board policy.

Business Risk

The principal activities of the Company are the production, sale and licensing of products for the nutraceutical and pharmaceutical industries.

The main areas of business risk, which are considered on an ongoing basis by the Board of Directors, arise from:

- Failure to develop commercial products from the company's research and development
- Failure to market the company's products
- General economic factors including those affecting interest and exchange rates
- Changes in Corporations and Taxation Laws

Role of Shareholders and Communications

The support of the Company's shareholders is essential to the ultimate success and market acceptance of the Company's shares.

Annual Reports are provided to all share and option holders who have elected to receive the Report. In addition, the Company has established a website on the Internet which displays much of the above information and invites shareholder feedback – www.phosphagenics.com. The Company has also established an e-mail directory for the direct distribution of announcements made to the ASX.

At the meetings of shareholders, Directors are subject to questioning by shareholders about the Directors' stewardship of the Company's affairs and it is shareholders who ultimately vote upon the financial statements and reports, the election of Directors, appointment of Auditors and any matters of Special Business.

Signed in accordance with a resolution of the Directors.



Andrew Lancelot Vizard
Chairman

23 February 2008
Melbourne

Income Statement

FOR THE YEAR ENDED 31 DECEMBER 2007	Note	CONSOLIDATED 2007 $000	CONSOLIDATED 2006 $000	PARENT 2007 $000	PARENT 2006 $000
Revenue					
Sale of Goods		228	371	-	-
Income from Government Grants		1,076	493	-	-
Royalties		2,014	1,991	-	-
Finance revenue		1,033	550	830	521
Total Revenue		4,351	3,405	830	521
Cost of sales		(59)	(201)	-	-
Gross profit		4,292	3,204	830	521
Other income	3a	368	598	429	268
Occupancy and communications expenses		(193)	(456)	(121)	(233)
Consulting and professional expenses		(1,395)	(1,186)	(1,165)	(963)
Administration expenses		(2,230)	(2,210)	(2,010)	(1,606)
Research expenses		(8,446)	(4,754)	(380)	(15)
Other expenses	3b	(1,240)	(1,321)	(883)	(533)
Loss before income tax expense		(8,844)	(6,125)	(3,300)	(2,561)
Income tax expense	4	-	-	-	-
Loss attributable to members of the parent entity		(8,844)	(6,125)	(3,300)	(2,561)
Earnings per share:					
Basic (cents per share)	17	(1.47)	(1.12)	(0.55)	(0.47)
Diluted (cents per share)	17	(1.34)	(1.12)	(0.50)	(0.47)

The above Income Statement should be read in conjunction with the accompanying notes

Balance Sheet

AS AT 31 DECEMBER 2007		CONSOLIDATED		PARENT	
	Note	2007 $000	2006 $000	2007 $000	2006 $000
CURRENT ASSETS					
Cash and cash equivalents	23a	10,715	14,425	9,299	14,277
Trade and other receivables	7	1,577	1,498	14,293	7,752
Inventories	8	15	53	-	-
Prepayments		64	50	64	50
TOTAL CURRENT ASSETS		12,371	16,026	23,656	22,079
NON-CURRENT ASSETS					
Investment in subsidiary	9	-	-	96,411	94,211
Property, plant and equipment	10	1,902	1,023	117	103
Goodwill	11	34,261	34,261	-	-
Intangible assets	12	122,987	122,184	2	-
TOTAL NON-CURRENT ASSETS		159,150	157,468	96,530	94,314
TOTAL ASSETS		171,521	173,494	120,186	116,393
CURRENT LIABILITIES					
Trade and other payables	13	818	1,081	368	410
Provisions	14	23	21	20	18
TOTAL CURRENT LIABILITIES		841	1,102	388	428
NON-CURRENT LIABILITES					
Deferred tax liability	4	36,918	36,918	-	-
TOTAL NON-CURRENT LIABILITIES		36,918	36,918	-	-
TOTAL LIABILITIES		37,759	38,020	388	428
NET ASSETS		133,762	135,474	119,798	115,965
EQUITY					
Contributed Equity	15	161,544	154,608	161,544	154,608
Reserves	16	28,260	28,020	447	207
Retained earnings		(56,042)	(47,154)	(42,193)	(38,850)
TOTAL EQUITY		133,762	135,474	119,798	115,965

The above balance sheet should be read in conjunction with the accompanying notes

Cash Flow Statement

FOR THE YEAR ENDED 31 DECEMBER 2007	Note	CONSOLIDATED 2007 $000	CONSOLIDATED 2006 $000	PARENT 2007 $000	PARENT 2006 $000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		2,521	1,323	253	209
Government grants received		1,183	145	-	-
Payments to suppliers and employees		(14,562)	(9,583)	(4,559)	(3,333)
Net cash from/(used in) operating activities	23(b)	(10,858)	(8,115)	(4,306)	(3,124)
CASH FLOWS FROM INVESTING ACTIVITIES					
Interest received		1,029	536	826	509
Purchase of property, plant and equipment		(816)	(489)	(82)	(22)
Proceeds from disposal of plant and equipment		-	1	-	1
Purchase of other financial assets		-	-	(2,200)	-
Acquisition of subsidiary, net of cash acquired		-	-	-	-
Net cash provided by/(used in) investing activities		213	48	(1,456)	488
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issues of shares	15	6,935	9,300	6,935	9,300
Proceeds from exercising of options		-	3	-	3
Loan to subsidiary		-	-	(6,150)	(4,540)
Net cash flows provided by/(used in) financing activities		6,935	9,303	785	4,763
Net increase in cash and cash equivalents		(3,710)	1,236	(4,977)	2,127
Cash and cash equivalents at the beginning of period		14,425	13,189	14,277	12,150
CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	23(a)	10,715	14,425	9,300	14,277

The above cash flow statement should be read in conjunction with the accompanying notes

Statement of Changes in Equity

	Contributed Equity $000	Retained Losses $000	Reserves $000	Total $000
CONSOLIDATED				
At 1 January 2006	145,306	(41,028)	27,859	132,137
Loss for the year	-	(6,126)	-	(6,126)
Exercise of options	3	-	-	3
Employee equity settled benefits	-	-	161	161
Issue of share capital	9,299	-	-	9,299
At 31 December 2006	154,608	(47,154)	28,020	135,474
Loss for the year	-	(8,844)	-	(8,844)
Exercise of options	-	-	-	-
Employee equity settled benefits	-	-	240	240
Issue of shares	6,936	-	-	6,936
At 31 December 2007	161,544	(56,042)	28,260	133,762

	Contributed Equity $000	Retained Losses $000	Reserves $000	Total $000
PARENT				
At 1 January 2006	145,306	(36,290)	47	109,063
Loss for the year	-	(2,560)	-	(2,560)
Exercise of options	3	-	-	3
Issue of share capital	9,299	-	-	9,299
Employee equity settled benefits	-	-	160	160
At 31 December 2006	154,608	(38,850)	207	115,965
Loss for the year	-	(3,300)	-	(3,300)
Exercise of options	-	-	-	-
Employee equity settled benefits	-	-	240	240
Issue of shares	6,936	-	-	6,936
At 31 December 2007	161,544	(42,193)	447	119,798

Notes to the Financial Statements

YEAR ENDED 31 DECEMBER 2007

1. CORPORATE INFORMATION

The financial report of Phosphagenics Limited for the year ended 31 December 2007 was authorised for issue in accordance with a resolution of the Directors on 27 February 2008.

Phosphagenics Limited is a listed public company, incorporated and operating in Australia.

Registered office
Level 2, 90 William St, Melbourne, Victoria 3000

Employees
The number of employees at 31 December 2007 is 6 (2006:6)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Preparation of the financial report

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 and Australian Accounting Standards. The financial report has also been prepared on a historical cost basis.

The financial report is presented in Australian dollars and all values are rounded to the nearest thousand dollars ($000) unless otherwise stated under the option available to the company under ASIC Class Order 98/100. The company is an entity to which the class order applies.

(b) Statement of Compliance

The financial report complies with Australian Accounting Standards and International Financial Reporting Standards (IFRS).

Except for the amendments arising from AASB 2007-4: Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments, which the Group has early adopted, Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the annual reporting period ended 31 December 2007.

These are outlined in the following tables.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

Reference	Title	Summary	Application date of standard*	Impact on Group financial report	Application date for Group*
AASB 2007-1	Amendments to Australian Accounting Standards arising from AASB Interpretation 11 (AASB 2)	Amending standard issued as a consequence of AASB 11 *AASB 2- Group and Treasury Share Transactions*	1 March 2007	This is consistent with the Group's existing accounting policies for share-based payments, so the amendments are not expected to have any impact on the Group's financial report.	1 January 2008
AASB 2007-3	Amendments to Australian Accounting Standards arising from AASB 8 (AASB 5, AASB 6, AASB 102, AASB 107, AASB 119,AASB 127, AASB 134, AASB 136, AASB 1023 & AASB 1038)	Amending standard issued as a consequence of AASB 8 *Operating Segments*	1 January 2009	AASB 8 is a disclosure standard so will have no direct impact on the amounts included in the Group's financial statements. However the amendments may have an impact on the Group's segment disclosures as segment information included in internal management reports is more detailed than is currently reported under AASB 114 *Segment Reporting*.	1 January 2009
AASB 2007-4	Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments (AASB 1,2,3,4,5,6,7,102,107,108,110,112,114,116,117,118,119,120,121,127,128,129,130,131,132,133,134,136,137,138,139,141,1023 & 1038)	Amendments arising as a result of the AASB decision that, in principle, all options that currently exist under IFRS's should be included in the Australian equivalents to IFRS's and additional Australian disclosures should be eliminated, other than those now considered particularly relevant in the Australian reporting environment.	1 July 2007	These amendments are expected to reduce the extent of some disclosures in the Group's financial report.	1 January 2008

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

Reference	Title	Summary	Application date of standard*	Impact on Group financial report	Application date for Group*
AASB 2007-7	Amendments to Australian Accounting Standards (AASB 1, AASB 2, AASB 4, AASB 5, AASB 107 & AASB 128)	Amending standards for wording errors, discrepancies and inconsistencies.	1 July 2007	The amendments are minor and do not affect the recognition, measurement or disclosure requirements of the standards. Therefore the amendments are not expected to have any impact on the Group's financial report.	1 January 2008
AASB 2007-8	Amendments to Australian Accounting Standards arising from AASB 101	Amending standard issued as a consequence of revisions to AASB 101 *Presentation of Financial Statements*	1 January 2009	The amendments are expected to only affect the presentation of the Group's financial report and will not have a direct impact on the measurement and recognition of amounts under the current AASB 101. The Group has not determined at this stage whether to present the new statement of comprehensive income as a single or two statements.	1 January 2009
AASB 8	Operating Segments	New standard replacing AASB 114 *Segment Reporting*, which adopts a management approach to segment reporting.	1 January 2009	Refer to AASB 2007-3 above.	1 January 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

Reference	Title	Summary	Application date of standard*	Impact on Group financial report	Application date for Group*
AASB 101 (revised)	Presentation of Financial Statements	Introduces a statement of comprehensive income. Other revisions include impacts on the presentation of items in the statement of changes in equity, new presentation requirements for restatements or reclassifications of items in the financial statements, changes in the presentation requirements for dividends and changes to the titles of the financial statements.	1 January 2009	Refer to AASB 2007-8 above.	1 January 2009
AASB Interpretation 11	AASB 2 – Group and Treasury Share Transactions	Addresses whether certain types of share-based payment transactions with employees (or other suppliers of goods and services) should be accounted for as equity-settled or cash-settled transactions under AASB 2. It also specifies the accounting in a subsidiary's financial statements for share-based payment arrangements involving equity instruments of the parent.	1 March 2007	Refer to AASB 2007-1 above.	1 January 2008

* designates the beginning of the applicable annual reporting period unless otherwise stated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

Adoption of new accounting standard

The Group has adopted AASB 7 Financial Instruments; Disclosures and all consequential amendments which became applicable on 1 January 2007. The adoption of this standard has only affected the disclosure in these financial statements. There has been no affect on profit and loss or the financial position of the entity.

The following amendments are not applicable to the Company and therefore have no impact.

AASB Amendment	Affected Standard(s)
AASB 2007-2	Amending standard as a consequence of AASB 12 *Service Concession Arrangements*
AASB 2007-5	This standard makes amendments to AASB 102 *Inventories*
AASB 2007-6	Amending standard issued as a consequence of revisions to AASB 123 *Borrowing Costs*
AASB 2007-9	This pronouncement was issued as a result of the review of AAS's 27,29, and 31, which largely relocates the industry-based standards to topic-based standards
AASB 123 (revised)	The amendments to AASB 123 require that all borrowing costs associated with a qualifying asset must be capitalized.
AASB 1004	This standard contains the original requirements on contributions from AASB 1004 as issued in July 2004, as well as the requirements on contributions from AAS's 27, 29 and 31 substantively unamended.
AASB 1049	New standard to address differences between Generally Accepted Accounting Principles (GAAP) and Government Finance Statistics (GFS)
AASB 1050	This standard contains requirements for the disclosures of administered items from AAS 29, substantively unamended.
AASB 1051	This standard contains the specific transitional requirements relating to land under roads. It applies to general purpose financial reports of local governments, government departments and whole of governments and financial statements of GGS's.
AASB Interpretation 4 (revised)	The revised Interpretation specifically scopes out arrangements that fall within the scope of AASB Interpretation 12
AASB Interpretation 12	Clarifies how operators recognize the infrastructure as a financial asset and/or an intangible asset – not as property, plant and equipment
AASB Interpretation 13	Deals with accounting for customer loyalty programmes, which are used by companies to provide incentives to their customers to buy their products or use their services.
AASB Interpretation 14	Aims to clarify how to determine in normal circumstances the limit on the asset that an employer's balance sheet may contain in respect of its defined benefit pension plan.
AASB Interpretation 129	Requires disclosure of provisions or significant features necessary to assist in assessing the amount, timing and certainty of future cash flows and the nature and extent of the various rights and obligations involved. There disclosures apply to both grantors and operators.
AASB Interpretation 1003	Requires Australian Petroleum Resource Rent Tax to be accounted for within the scope of AASB 112
AASB Interpretation 1038 (revised)	This Interpretation has been revised as a consequence of the issue of revised AASB 1004.

(c) Basis of consolidation

The consolidated financial statements comprise the financial statements of Phosphagenics Limited and its subsidiaries as at 31 December each year ('the Group').

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies so as to obtain benefits from their activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether a group controls another entity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Investments in subsidiaries are carried in the parent's balance sheet at cost less any impairment losses.

(d) Segment Reporting

A business segment is a distinguishable component of the entity that is engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is a distinguishable component of the entity that is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(e) Significant accounting, judgements, estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Impairment of Goodwill and intangibles with indefinite useful lives

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating unit to which the goodwill is allocated. The assumptions used in this estimation of recoverable amount and the carrying amount of goodwill and intangibles with indefinite useful lives are discussed in notes 11 and 12.

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Black-Scholes formula taking into account the terms and conditions upon which the instruments were granted, as discussed in note 5. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities with the next annual reporting period but may impact expenses and equity.

Operating lease commitments – Group as lessor

The Group has entered into commercial property leases for premises used for operating activities. The Group has determined that it retains all the significant risks and rewards of ownership of these properties and has thus classified the leases as operating leases.

Impairment of non-financial assets other than goodwill

The Group assesses impairment of all assets at each reporting date by evaluating conditions specific to the Group and the particular asset that may lead to impairment. These include product and manufacturing performance, technology, economic and political environments and future product expectations. If an impairment trigger exists the

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

recoverable amount of the asset is determined. This involves value in use calculations, which incorporate a number of key estimates and assumptions.

(f) Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less, that are readily convertible to known amounts of cash and which are subject to an insignificant rate of change in value.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(g) Provisions and employee benefits

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the balance sheet date. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the time value of money and the risks specific to the liability. The increase in the provision resulting from the passage of time is recognised in finance costs.

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in respect of employees' services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

(h) Government grants

Government grants are recognized in the balance sheet as a liability when the grant is received.

When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. They are not credited directly to shareholders equity.

Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

(i) Income Tax and other taxes

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the current period's taxable income. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

Deferred income tax liabilities are recognised for all taxable temporary differences:

- except where the deferred income tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised:

- except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the profit or loss.

(j) Other taxes

Revenues, expenses and assets are recognised net of the amount of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

- receivables and payables are stated with the amount of GST included.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority is classified as part of operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(k) Goodwill and intangibles

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is not amortised.

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies.

Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.

Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.

Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Acquired both separately and from a business combination

Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is recognised in profit or loss in the year in which the expenditure was incurred.

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful life and tested for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life is reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for prospectively by changing the amortisation period or method, as appropriate, which is a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in profit or loss in the expense category consistent with the function of the intangible asset.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangibles are not amortised. The useful life of an intangible asset with an indefinite life is reviewed each reporting period to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for as a change in an accounting estimate and is thus accounted for on a prospective basis.

Research and development costs

Research costs are expensed as they are incurred. An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses. Any expenditure so capitalised is amortised over the period of expected benefit from the related project.

The carrying value of an intangible asset arising from development expenditure is tested for impairment annually when the asset is not yet available for use, or more frequently when an indication of impairment arises during the reporting period.

A summary of the policies applied to the Group's intangible assets is as follows:

Patents and Licences	
Useful life	*Finite*
Method of amortisation	*Over legal patent term*
Internally generated/acquired	*Acquired*
Impairment test/recoverable amount testing	*Where an indicator of impairment exists*

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the profit and loss when the asset is derecognised.

(l) Impairment of non- financial assets other than goodwill

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Non- financial assets other than goodwill that suffered an impairment are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed.

(m) Trade and other payables

Trade payables and other payables are carried at amortised costs and are not discounted due to their short term nature. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services. The amounts are not secured and are usually paid within 30 days of recognition.

(n) Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received net of issue costs associated with the borrowing.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Borrowing costs are recognized as an expense when incurred.

(o) Share-based payment transactions

The Group provides benefits to key management personnel of the Group in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

There is currently one plan in place to provide these benefits being the Employee Share Option Plan (ESOP), which provides benefits to key management personnel.

The cost of these equity-settled transactions with employees is measured by reference to the fair value of the entity instrument at the date at which they are granted. The fair value is determined by using the Black-Scholes model, further details of which are given in note 5.

In valuing equity-settled transactions, no account is taken of any performance conditions.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date').

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the Directors of the Group, will ultimately vest. This opinion is formed based on the best available information at balance date.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share, further details of which are given in note 17.

(p) Leases

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same bases as the lease income.

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

(q) Inventories

Inventories are valued at the lower of cost and net realisable value. Costs, including an appropriate portion of fixed and variable overhead expenses, are assigned to inventory on hand by the method most appropriate to each particular class of inventory, with the majority being valued on a first in first out basis. Net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

(r) Trade and other receivables

Trade receivables, which generally have 30-90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

All other receivables are carried at amortised cost.

(s) Property, Plant and Equipment

Plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation is calculated on a straight-line basis over the estimated useful life of the asset as follows:

Plant and equipment – over 3 to 20 years

The assets' residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

Derecognition
An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.

Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the profit and loss in the year the item is derecognised.

(t) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale of goods
Revenue from the sale of goods is recognised when the consolidated entity has transferred to the buyer the significant risks and rewards of ownership of the goods and the costs in respect of the transaction can be reliably measured. Risks and rewards are considered passed to the buyer at the time of delivery of the goods to the customer.

Royalties
Royalty revenue is recognised on an accrual basis in accordance with the substance of the relevant agreement.

Interest income
Revenue is recognised as the interest accrues (using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset) to the net carrying amount of the financial asset.

(u) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(v) Foreign currency translation

Both the functional and presentation currency of Phosphagenics Limited and its Australian subsidiaries is Australian dollars (A$).

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

All exchange differences in the consolidated financial report are taken to the profit and loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

3. OTHER REVENUE AND EXPENSES

	CONSOLIDATED		PARENT	
	2007 $000	2006 $000	2007 $000	2006 $000
(a) Other Income				
Rental revenue	86	83	86	83
Other	282	515	343	185
	368	598	429	268
(b) Other Expenses				
Net foreign exchange gains/(losses)	(116)	3	-	-
Depreciation	(164)	(137)	(20)	(22)
Amortisation	(26)	(22)	-	-
Operating lease rental expenses	(204)	(195)	(204)	(195)
Advertising	-	(609)	-	-
Travel	(541)	(328)	(525)	(287)
Other	(189)	(33)	(134)	(29)
	(1,240)	(1,321)	(883)	(533)

4. INCOME TAXES

	CONSOLIDATED		PARENT	
	2007	2006	2007	2006
	$000	$000	$000	$000
Major components of income tax expense for the years ended 31 December 2007 and 2006 are:				
Current income tax	-	-	-	-
Deferred income tax				
Relating to origination and reversal of temporary differences	-	-	-	-
Income tax expense recorded in income statement	-	-	-	-
The prima facie income tax expense/(benefit) on pre-tax accounting profit from operations reconciles to the income tax expense in the financial statements as follows:				
Accounting (loss) before income tax	(8,844)	(6,125)	(3,300)	(2,561)
Income tax expense calculated at 30% (2006: 30%)	(2,653)	(1,838)	(990)	(768)
Non-deductible expenses	121	190	76	136
Research & development deduction	(627)	-	(13)	-
Unused tax losses and tax offsets not recognised as deferred tax assets	2,970	1,648	736	632
Temporary differences	189	-	191	-
Income tax expense reported in income statement	-	-	-	-
Deferred tax liabilities comprise:				
Fair value adjustments on acquisition	36,918	36,918	-	-
	36,918	36,918	-	-
Unrecognised deferred tax balances				
The following deferred tax assets have not been brought to account as assets:				
Tax losses not recognised	9,349	6,379	2,280	1,544
Temporary differences not recognized	282	-	281	-
	9,631	6,379	2,561	1,544

Tax consolidation

Relevance of tax consolidation to the consolidated entity

The company and its wholly-owned Australian resident entities have not formed a tax-consolidated group and are therefore taxed as separate entities.

5. SHARE BASED PAYMENT PLANS

Employee share option plan

The Group has an employee share options plan (ESOP) for the granting of non-transferable options to certain Directors and senior executives.

On 6 June 2007 the Board of Directors resolved to grant 300,000 options under the terms of the Employee Share Option Plan (ESOP) to M. Chilton and 300,000 options to M. Garbutt. The 5 year options have an exercise price of $0.2637 each and vest immediately. The Board also resolved to grant 200,000 options to M. Bennett and 100,000 options to H. Brady. These 5 year options also have an exercise price of $0.2637 and vest equally in two tranches on 1 December 2007 and 1 December 2008.

Under Accounting Standards, the company is required to account for the options over the vesting period at the fair value established at the time of the grant (6 June 2007).

The fair valuations were calculated using the Black-Scholes method to produce an option value of $0.140908.

The options will lapse if any vested options are unexercised after Close of Business 6 June 2012, being the fifth anniversary of date of issue.

A service period was determined as the most appropriate criteria to attach to the options given that Phosphagenics is still in the development phase.

There are no other service or performance criteria attached to these options.

Other relevant terms and conditions applicable to options granted under the ESOP include:

- the exercise price of the options is based on being 95 per cent of the weighted average of shares traded on the ASX for the 5 days immediately proceeding the day of offer.
- upon exercise, these options will be settled in ordinary shares of Phosphagenics Limited.
- the fair value of the options are estimated at the date of grant using the Black-Scholes method.

No ESOP options have been exercised in the year to 31 December 2007.

The following share-based payment arrangements were in existence during the period:

Options Series	Number Issued	Grant Date	Expiry Date	Exercise Price $	Fair Value at Grant Date $
M. Garbutt	300,000	6/06/2007	6/06/2012	0.2637	42,272
M. Chilton	300,000	6/06/2007	6/06/2012	0.2637	42,272
M. Bennett	200,000	6/06/2007	6/06/2012	0.2637	28,181
H. Brady	100,000	6/06/2007	6/06/2012	0.2637	14,091
K. Karanikolopoulos	400,000	22/05/2006	21/05/2011	0.2346	36,220
D.Gimesy*	200,000	28/08/2006	27/08/2011	0.3562	34,190

* As D. Gimesy resigned on 30/04/2007, 100,000 options have been cancelled.
Options were priced using the Black-Scholes method.

Inputs into the model	ESOP
Grant date share price	$0.2850
Exercise price	$0.2637
Expected volatility	43%
Option life	5 years
Dividend yield	0.00%
Risk-free interest rate	6.27%

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur.

5. SHARE BASED PAYMENT PLANS (CONT)

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome.

The following table illustrates the number (No.) and weighted average exercise prices (WAEP) of share options issued under the ESOP.

	2007 Number of options	2007 Weighted average exercise price $	2006 Number of options	2006 Weighted average exercise price $
Outstanding at beginning of the financial year	1,150,000	0.2227	3,000,000	0.2148
Granted during the financial year	900,000	0.2637	600,000	0.2751
Forfeited during the financial year	(100,000)	0.3562	(2,000,000)	0.2148
Exercised during the financial year (i)	-	-	-	-
Expired during the financial year	-	-	-	-
Outstanding at end of the financial year (ii)	1,950,000	0.2348	1,600,000	0.2374
Exercisable at end of the financial year	1,950,000	0.2348	1,150,000	0.2227

(i) Exercised during the financial year
No share options granted under the Employee Share Option Plan were exercised during the financial year.

(ii) Balance at end of the financial year
The share options outstanding at the end of the financial year had exercise prices of $0.2346 and $0.2637 and a remaining contractual life to 21 May 2011 and 6 June 2012 respectively.

6. REMUNERATION OF AUDITORS

	CONSOLIDATED 2007 $	CONSOLIDATED 2006 $	PARENT 2007 $	PARENT 2006 $
Auditor of the parent entity				
Amounts received or due and receivable:				
Audit or review of the financial report	85,000	69,750	85,000	69,750
Other non audit services	8,000	20,000	8,000	20,000
Taxation services	34,499	48,400	34,499	48,400
	127,499	138,150	127,499	138,150

The auditor of Phosphagenics Limited is Ernst & Young. The valuation of the company's intangible assets was conducted by Deloitte.

7. CURRENT TRADE AND OTHER RECEIVABLES

	CONSOLIDATED		PARENT	
	2007	2006	2007	2006
	$000	$000	$000	$000
Trade receivables (i)	1,265	1,254	135	9
Allowance for impairment loss	-	-	-	-
	1,265	1,254	135	9
Interest receivable	36	32	36	32
Loan to subsidiary	-	-	14,090	7,605
Research and development tax offset	-	308	-	-
Provision for non-recovery	-	(308)	-	-
Goods and services tax (GST) recoverable	276	212	32	106
Other	-	-	-	-
	1,577	1,498	14,293	7,752

(i) Trade receivables are non interest bearing and are generally on 45 day terms, the exception being receivables from royalty streams that are receivable at the time specified in the relevant contract.

(ii) Related party receivables – outstanding intercompany loans as at 31 December 2007 are not interest bearing and have no fixed terms of repayment.

(iii) Credit risk and effective interest rates of current receivables are disclosed in notes 2 and 24 respectively.

In relation to trade receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties, of the debtor) that the Group will not be able to collect all of the amounts due under the original terms of the invoice. The carrying amount of the receivable is reduced through use of an allowance account. Impaired debts are derecognised when they are assessed as uncollectible.

	Total	Neither past due or impaired	Past due but not impaired		
			30-60 days	60-90 days	90-120 days
	$000	$000	$000	$000	$000
Consolidated					
2007	271	231	18	-	21
2006	242	239	3	-	-
Parent					
2007	135	135	-	-	-
2006	9	69	3	-	-

8. CURRENT INVENTORIES

	CONSOLIDATED		PARENT	
	2007	2006	2007	2006
	$000	$000	$000	$000
Raw materials:				
At cost	15	3	-	-
Finished goods:				
At cost	-	50	-	-
	15	53	-	-

9. INVESTMENT IN SUBSIDIARY

	CONSOLIDATED		PARENT	
	2007	2006	2007	2006
	$000	$000	$000	$000
Shares in controlled entities				
Vital Health Sciences Pty Ltd	-	-	96,411	94,211
	-	-	96,411	94,211

10. PROPERTY, PLANT AND EQUIPMENT

	CONSOLIDATED		PARENT	
	Plant and equipment at cost	Total	Plant and equipment at cost	Total
	$000	$000	$000	$000
Year ended 31 December 2007				
At 1 January 2007 net of accumulated depreciation and impairment	1,023	1,023	103	103
Additions	1,144	1,144	42	42
Disposals	(102)	(102)	(7)	(7)
Depreciation charge for the year	(163)	(163)	(19)	(19)
At 31 December 2007, net of accumulated depreciation and impairment	1,902	1,902	117	117
At 31 December 2007				
Cost	2,303	2,303	279	279
Accumulated depreciation and impairment	(401)	(401)	(162)	(162)
Net carrying amount	1,902	1,902	117	117

	CONSOLIDATED		PARENT	
	Plant and equipment at cost	Total	Plant and equipment at cost	Total
	$000	$000	$000	$000
Year ended 31 December 2006				
At 1 January 2006 net of accumulated depreciation and impairment	611	611	90	90
Additions	551	551	36	36
Disposals	(3)	(3)	(3)	(3)
Depreciation charge for the year	(136)	(136)	(20)	(20)
At 31 December 2006, net of accumulated depreciation and impairment	1,023	1,023	103	103
At 31 December 2006				
Cost	1,467	1,467	264	264
Accumulated depreciation and impairment	(444)	(444)	(161)	(161)
Net carrying amount	1,023	1,023	103	103

11. GOODWILL

	CONSOLIDATED		PARENT	
	2007 $000	2006 $000	2007 $000	2006 $000
Gross carrying amount				
Balance at beginning of financial year	34,261	34,261	-	-
Balance at end of financial year	34,261	34,261	-	-
Accumulated impairment losses				
Balance at beginning of financial year	-	-	-	-
Impairment losses for the year	-	-	-	-
Balance at end of financial year	-	-	-	-
Net carrying amount				
At the beginning of the financial year	34,261	34,261	-	-
At the end of the financial year	34,261	34,261	-	-

Allocation of goodwill to cash-generating units

The consolidated group is viewed for impairment testing purposes as a single cash generating unit.

Impairment Testing

Goodwill acquired through business combinations is tested for impairment annually.

The recoverable amount has been determined by calculation of the fair value at 31 December 2007, which is defined as the amount at which the asset would change hands between a knowledgeable willing buyer and a knowledgeable willing seller, neither being under a compulsion to buy or sell.

Independent valuers (Deloitte) were engaged to carry out this valuation at 31 December 2007 and chose to use the discounted cash flow method. They, in cooperation with Phosphagenics senior management, prepared long term cash flow projections up to and including the year 2014. Key assumptions of these projections included:

- management opinion on future sales and associated expenses on a product by product basis
- different residual lifetime of VHS's patents
- allocation of products' value to underlying patents
- probability adjustments (ranging from 0.35 to 1.00) to individual cash flows, reflecting various types of risks.

The sensitivity to changes in these assumptions lies in the timing of the cash flows. If the timing of these cash flows is extended beyond the near future it may result in the carrying value of the unit to materially exceed its recoverable amount.

The pre-tax discount rate used was between 12% - 13%, based on:

- the required rates of return on listed companies in a similar business
- the indicative rates of return required by suppliers of venture capital
- VHS's current level of financial gearing
- The growth rate used was between 2.5% – 3%

12. INTANGIBLE ASSETS

	CONSOLIDATED		
	Intellectual Property $000	Development costs $000	Total $000
Balance at 1 January 2007 net of accumulated amortization and impairment	121,362	822	122,184
Additions	-	829	829
Provision for impairment	-	-	-
Write down of Patent costs	-	(16)	(16)
Amortisation expense	-	(10)	(10)
Balance at 31 December 2007 net of accumulated amortisation	121,362	1,625	122,987
At 1 January 2007			
Cost (Gross carrying amount)	121,362	996	122,358
Accumulated amortisation and impairment	-	(174)	(174)
Net carrying amount	121,362	822	122,184
At 31 December 2007			
Cost (Gross carrying amount)	121,362	1,825	123,187
Accumulated amortisation and impairment	-	(200)	(200)
Net carrying amount	121,362	1,625	122,987
Net book value			
As at 31 December 2007	121,362	1,625	122,987

	CONSOLIDATED		
	Intellectual Property $000	Development costs $000	Total $000
Balance at 1 January 2006 net of accumulated amortization and impairment	121,362	190	121,552
Additions	-	654	654
Provision for impairment	-	-	-
Write down of Patent costs	-	-	-
Amortisation expense	-	(22)	(22)
Balance at 31 December 2006 net of accumulated amortisation	121,362	822	122,184
At 1 January 2006			
Cost (Gross carrying amount)	121,362	190	121,552
Accumulated amortisation and impairment	-	-	-
Net carrying amount	121,362	190	121,552
At 31 December 2006			
Cost (Gross carrying amount)	121,362	996	122,358
Accumulated amortisation and impairment	-	(174)	(174)
Net carrying amount	121,362	822	122,184
Net book value			
As at 31 December 2006	121,362	822	122,184

Impairment Testing

Intellectual property represents the fair value of patents acquired by the Company at 31 December 2004. Product patents are deemed to have a finite life and are amortised from the date at which significant revenues are earned, over the remaining patent term.

The intellectual property is tested for impairment where an indicator of impairment arises. The recoverable amount has been determined by calculation of the fair value, which is defined as the amount at which the asset would change hands between a knowledgeable willing buyer and a knowledgeable willing seller, neither being under a compulsion to buy or sell.

Independent valuers (Deloitte) were engaged to carry out this valuation and chose to use the discounted cash flow method. They, in cooperation with Phosphagenics senior management, prepared long term cash flow projections. Key assumptions of these projections included:

- management opinion on future sales and associated expenses on a product by product basis
- different residual lifetime of VHS's patents
- allocation of products' value to underlying patents
- probability adjustments (ranging from 0.35 to 1.00) to individual cash flows, reflecting various types of risks

The pre-tax discount rate used was between 12% - 13%, based on:

- the required rates of return on listed companies in a similar business
- the indicative rates of return required by suppliers of venture capital
- VHS's current level of financial gearing

For the year ended 31 December 2007 there was no impairment of the companies intangible assets (2006: $Nil).

13. TRADE AND OTHER PAYABLES (CURRENT)

	CONSOLIDATED		PARENT	
	2007 $000	2006 $000	2007 $000	2006 $000
Trade payables (i)	50	270	1	41
Accrued expenses	386	322	78	73
Goods and services tax (GST) payable	279	280	279	280
Other (ii)	103	209	10	16
	818	1,081	368	410

(i) No interest is charged on the trade payables for the first 60 days from the date of the invoice. Thereafter, interest is charged on the outstanding balance. The consolidated entity has financial risk management policies in place to ensure that all payables are paid within the credit timeframe.

(ii) Other payables are non-trade payables, are non-interest bearing and have an average term of 6 months.

(iii) There were no related party payables at 31 December 2007.

(iv) Information regarding the effective interest rate risk of current payables is set out in note 24.

14. PROVISIONS (CURRENT)

	CONSOLIDATED		PARENT	
	2007 $000	2006 $000	2007 $000	2006 $000
Employee benefits	23	21	20	18

15. ISSUED CAPITAL

	CONSOLIDATED		PARENT	
	2007 $000	2006 $000	2007 $000	2006 $000
Fully paid ordinary shares	161,544	154,608	161,544	154,608

At 31 December 2007 the number of fully paid ordinary shares on issue was 603,440,906 (2006: 580,105,848)

	CONSOLIDATED			
	2007 No. 000's	2007 $000	2006 No. 000's	2006 $000
Fully paid ordinary shares				
Balance at beginning of financial year	580,105	154,608	546,758	145,306
Issue of shares – cash	23,333	6,936	33,333	10,000
Exercise of options	2	-	14	2
Exchange differences on overseas capital raising	-	-	-	-
Capital raising costs	-	-	-	(700)
Balance at end of financial year	603,440	161,544	580,105	154,608

	PARENT			
	2007 No. 000's	2007 $000	2006 No. 000's	2006 $000
Fully paid ordinary shares				
Balance at beginning of financial year	580,105	154,608	546,758	145,306
Issue of shares - cash	23,333	6,936	33,333	10,000
Exercise of options	2	-	14	2
Exchange differences on overseas capital raising	-	-	-	-
Capital raising costs	-	-	-	(700)
Balance at end of financial year	603,440	161,544	580,105	154,608

Fully paid ordinary shares carry one vote per share and carry the right to dividends.

Share options

As at close of business on 31 December 2007 there were a total of 59,630,948 unexercised POHOB options held on the market as well as 5,100,000 unexercised options issued under the Employee Share Option Plan (ESOP) and 500,000 POHAK options.

POHOB and POHAK share options carry no rights to dividends and no voting rights. Further details of the ESOP are contained in note 5 to the financial statements.

16. RESERVES

	CONSOLIDATED		PARENT	
	2007	2006	2007	2006
	$000	$000	$000	$000
Business combination	27,812	27,812	-	-
Employee equity-settled benefits	402	162	402	162
Other equity-settled benefits	46	46	45	45
	28,260	28,020	447	208
Business combination reserve				
Balance at beginning of financial year	27,812	27,812	-	-
Balance at end of financial year	27,812	27,812	-	-
Employee equity-settled benefits reserve				
Balance at beginning of financial year	162	47	162	47
Share based payment	240	115	240	115
Balance at end of financial year	402	162	402	162

The employee share option and share plan reserve is used to record the value of equity benefits provided to employees and Directors as part of their remuneration. For further details refer to note 5 in the Financial Statements.

Other equity-settled benefits reserve				
Balance at beginning of financial year	46	-	46	-
Share based payment	-	46	-	46
Balance at end of financial year	46	46	46	46

The other equity-settled benefits reserve is used to record the value of equity benefits provided to suppliers as part of their remuneration.

17. EARNINGS PER SHARE

	2007 Cents per share	2006 Cents per share
Basic earnings per share:		
From continuing operations	(1.47)	(1.12)
Diluted earnings per share:		
From continuing operations	(1.34)	(1.12)

Basic earnings per share

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary shareholders (after deducting interest on the convertible redeemable preference shares) by the weighted average number of ordinary shares outstanding during the year (adjusted for the effects of dilutive options and dilutive convertible non-cumulative redeemable preference shares).

Options granted to employees (including key management personnel) are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent they are dilutive. These options have not been included in the determination of basic earnings per share.

The following reflects the income and share data used in the total operations basic and diluted earnings per share computations:

	2007 $000	2006 $000
Earnings from continuing operations	(8,844)	(6,125)

	2007 No. 000	2006 No. 000
Weighted average number of ordinary shares for the purposes of basic earnings per share	601,075	547,860

18. COMMITMENTS FOR EXPENDITURE

	CONSOLIDATED		PARENT	
	2007 $000	2006 $000	2007 $000	2006 $000
Operating leases				
Leasing arrangements				
Non-cancellable operating leases relate to the rent of commercial property used for operating activities.				
Non-cancellable operating lease payments				
Not longer than 1 year	208	163	208	163
Longer than 1 year and not longer than 5 years	76	107	76	107
Longer than 5 years	-	-	-	-
Total minimum lease payments	284	270	284	270

19. SEGMENT INFORMATION

The following tables represent revenue and profit information and certain asset and liability information regarding business segments for the years ended 31 December 2007 and 31 December 2006.

	Nutraceuticals $000	Pharmaceuticals $000	Unallocated $000	Total $000
Year ended 31 December 2007				
Segment Revenue				
Segment revenue from external customers	2,491	1,109	1,119	4,719
Other revenue from external parties	-	-	-	-
Total Segment revenue	**2,491**	**1,109**	**1,119**	**4,719**
Segment Net Profit	1,734	(7,265)	(3,313)	(8,844)
Segment Total Assets	912	873	169,736	171,521
Segment Total Liabilities	96	308	37,355	37,759
Capital Expenditure	165	569	82	816
Segment Depreciation and Amortization	81	109	-	190
Research Expenses	268	8,178	-	8,446
Non cash write downs	-	-	-	-

	Nutraceuticals $000	Pharmaceuticals $000	Unallocated $000	Total $000
Year ended 31 December 2006				
Segment Revenue				
Segment revenue from external customers	2,531	839	633	4,003
Other revenue from external parties	-	-	-	-
Total Segment revenue	**2,531**	**839**	**633**	**4,003**
Segment Net Profit	1,080	(4,056)	(3,149)	(6,125)
Segment Total Assets	1,340	334	171,820	173,494
Segment Total Liabilities	298	-	38,891	39,189
Capital Expenditure	54	413	22	489
Segment Depreciation and Amortization	82	24	-	106
Research Expenses	221	4,614	-	4,835
Non cash write downs	-	-	-	-

20. KEY MANAGEMENT PERSONNEL

(a) Details of Key Management Personnel

Addison, J L	Independent Director (Non-Executive)
Mills, J	Independent Director (Non-Executive)
Ogru, E	Director (Executive)
Preston, M D	Director (Non-Executive)
Rosen, H	Managing Director (Executive)
Vizard, A L	Chairman (Non-Executive)
Butler, B R	Vice President – Nutraceuticals (retired 31 March 2007)
Chilton, M	Financial Controller
Bennett, M	Investor Relations Manager (commenced 1 March 2007)
Karanikolopoulos, K	Vice President Business Development
Gimesy, D	Vice President – Business Development & Corporate Communication (resigned 30 April 2007)
West, S M	Director – Vital Health Services Pty Ltd

(b) Remuneration of Key Management Personnel

(i) Remuneration Policy

The company's policy for determining the nature and amounts of emoluments of Non-Executive Directors, Executive Directors and senior management is as follows:-

The Board is responsible for making recommendations on remuneration policies and packages. The broad remuneration policy is to ensure the remuneration package properly reflects the person's duties and responsibilities; and that remuneration is competitive in attracting, retaining and motivating people of the highest quality.

Remuneration packages contain the following key elements:

- Salary and fees
- Superannuation
- Options issued under the company's Employee Share Option Plan

Apart from termination benefits which accrue under statute (such as unpaid annual leave, long service leave and superannuation benefits), there are no retirement benefits. The company pays superannuation at the required superannuation guarantee rate and salary sacrificed contributions into an accumulated benefit type fund and therefore there are no future liabilities in respect of these payments.

The aggregate remuneration paid to Non-Executive Directors is capped at the level approved by shareholders for this purpose. Non-Executive Directors' remuneration reflects the additional committees that they may serve on from time to time. There are no termination benefits for Non-Executive Directors.

Remuneration is reviewed annually by the Board of Directors. The process consists of a review of companywide, business unit and individual performance, relevant comparative remuneration in the market and internally, and where appropriate, external advice on policies and practices.
The Company Secretary is an external consultant to the company. Their fees are charged on normal commercial terms.

20. KEY MANAGEMENT PERSONNEL (CONT)

(ii) Remuneration of key management personnel

The following table discloses the remuneration of the Directors of the company:

	Short – Term	Post-Employment	Share Based Payment	Total	Performance Related
	$	$	$	$	%
2007					
Rosen, H	286,294	23,876	-	310,170	-
Ogru, E	249,711	9,649	-	259,360	-
Vizard, A L	69,725	6,275	-	76,000	-
Preston, M D	110,278	-	-	110,278	-
Mills, J	33,245	18,092	-	51,336	-
Addison, J L	34,862	3,138	-	38,000	-

	Short – Term	Post-Employment	Share Based Payment	Total	Performance Related
	$	$	$	$	%
2006					
Pattison, I G	239,679	10,321	-	250,000	-
Rosen, H	170,000	12,150	-	182,150	-
Ogru, E	170,000	-	-	170,000	-
Vizard, A L	69,725	6,275	-	76,000	-
Preston, M D	118,405	-	-	118,405	-
Mills, J	13,333	38,000	-	51,333	-
Addison, J L	34,862	3,138	-	38,000	-

20. KEY MANAGEMENT PERSONNEL (CONT)

The following table discloses the remuneration of the executives of the company and group executives of the consolidated entity:

	Short – Term $	Post-Employment $	Share Based Payment $	Total $	Performance Related %
2007					
Butler, B R	-	21,250	-	21,250	-
M. Bennett	67,667	6,000	14,091	87,758	-
Chilton, M	78,000	35,360	42,272	155,632	-
West, S M	100,000	-	-	100,000	-
Gimesy, D	21,813	24,853	8,548	55,215	-
Karanikolopoulos, K	116,679	10,321	18,110	145,110	-

	Short – Term $	Post-Employment $	Share Based Payment $	Total $	Performance Related %
2006					
Butler, B R	45,114	90,500	-	135,614	-
Webb, S N	52,345	-	47,425	99,770	-
Chilton, M	106,000	9,360	-	115,360	-
West, S M	100,000	-	-	100,000	-
Gimesy, D	56,813	22,553	8,548	87,914	-
Karanikolopoulos, K	101,835	9,165	9,055	120,055	-

Aggregates	2007 Consolidated $	2007 Parent $	2006 Consolidated $	2006 Parent $
Short-Term	1,168,274	1,168,274	1,278,111	1,278,111
Post-Employment	158,814	158,814	201,462	201,462
Share Based Payment	83,021	83,021	65,028	65,028
	1,410,109	1,410,109	1,544,601	1,544,601

20. KEY MANAGEMENT PERSONNEL (CONT)

(c) Option holdings of Key Management Personnel

Executive share options of Phosphagenics

	Bal @ 1/1/07	Granted as remu-neration	Options Exercised	Net other change	Bal @ 31/12/07	Total	Exercisable	Not Exercisable
	No.	No.	No.	No.	No.	No.	No.	No.
Directors								
Addison, J.L	-	-	-	-	-	-	-	-
Mills, J	-	-	-	-	-	-	-	-
Ogru, E	-	-	-	-	-	-	-	-
Preston, M.D	-	-	-	-	-	-	-	-
Rosen, H	5,050,000	-	-	-	5,050,000	5,050,000	5,050,000	-
Vizard, A.L	1,200,000	-	-	-	1,200,000	1,200,000	1,200,000	-
Executives								
Butler, B.R	-	-	-	-	-	-	-	-
Chilton, M	200,000	300,000	-	-	500,000	500,000	500,000	-
Karanikolopoulos, K	400,000	-	-	-	400,000	400,000	300,000	100,000
Gimesy, D	200,000	-	-	(100,000)	100,000	100,000	100,000	-
Bennett, M	-	200,000	-	-	200,000	200,000	100,000	100,000
West, S.M	2,675,000	-	-	-	2,675,000	2,675,000	2,675,000	-
	9,725,000	500,000	-	(100,000)	10,125,000	10,125,000	9,925,000	200,000

Executive share options of Phosphagenics

	Bal @ 1/1/06	Granted as remu-neration	Options Exercised	Net other change	Bal @ 31/12/06	Total	Exercisable	Not Exercisable
	No.	No.	No.	No.	No.	No.	No.	No.
Directors								
Addison, J.L	-	-	-	-	-	-	-	-
Mills, J	-	-	-	-	-	-	-	-
Ogru, E	-	-	-	-	-	-	-	-
Pattison, I.G	350,000	-	-	(350,000)	-	-	-	-
Preston, M.D	-	-	-	-	-	-	-	-
Rosen, H	5,050,000	-	-	-	5,050,000	5,050,000	5,050,000	-
Vizard, A.L	1,200,000	-	-	-	1,200,000	1,200,000	1,200,000	-
Executives								
Butler, B.R	-	-	-	-	-	-	-	-
Chilton, M	200,000	-	-	-	200,000	200,000	200,000	-
Karanikolopoulos, K	-	400,000	-	-	400,000	400,000	100,000	300,000
Gimesy, D	-	200,000	-	-	200,000	200,000	50,000	150,000
Webb, S.N	3,000,000	-	-	(3,000,000)	-	-	-	-
West, S.M	2,675,000	-	-	-	2,675,000	2,675,000	2,675,000	-
	12,475,000	600,000	-	(3,350,000)	9,725,000	9,725,000	9,275,000	450,000

20. KEY MANAGEMENT PERSONNEL (CONT)

Summary of outstanding options issued by Phosphagenics Ltd as at 31 December 2007

Expiry Date	Exercise Price $	ESOP No.	Total $
22 May 2011	$0.2346	400,000	93,840
6 June 2012	$0.2637	800,000	210,960
Total	-	1,200,000	304,800

All Phosphagenics Limited share options issued during the financial year were made in accordance with the provisions of the Employee Share Option Plan (ESOP). Options held by other Directors were acquired as part of the original subscriptions for shares in Phosphagenics in 1999. During the financial year, no options were exercised by specified Directors and executives for ordinary shares in Phosphagenics Limited. No amounts remain unpaid on the options exercised during the financial year at year end.

Further details of the Employee Share Option Plan and of share options granted during the financial year is contained in note 5.

(d) Shareholdings of Key Management Personnel

Fully paid ordinary shares of Phosphagenics Limited

	Balance@ 1/1/07 No.	Granted as remuneration No.	Received on exercise of options No.	Net other change No.	Balance@ 31/12/07 No.
Addison, J. L	4,000	-	-	15,000	19,000
Mills, J	225,667	-	-	77,000	302,667
Ogru, E	5,711,610	-	-	-	5,711,610
Preston, M.D	2,372,659	-	-	(200,000)	2,172,659
Rosen, H	75,201,137	-	-	(11,024,701)	64,176,436
Vizard, A.L	123,411	-	-	-	123,411
Chilton, M	150,000	-	-	(50,000)	100,000
Karanikolopoulos, K	-	-	-	-	-
Bennett, M	-	-	-	20,000	20,000
West, S.M	53,367,143	-	-	(3,124,485)	50,242,658
	137,155,627	-	-	(14,287,186)	122,868,441

Fully paid ordinary shares of Phosphagenics Limited

	Balance@ 1/1/06 No.	Granted as remuneration No.	Received on exercise of options No.	Net other change No.	Balance@ 31/12/06 No.
Addison, J. L	4,000	-	-	-	4,000
Mills, J	167,667	-	-	58,000	225,667
Ogru, E	2,711,610	-	-	3,000,000	5,711,610
Pattison, I.G	427,667	-	-	(427,667)	-
Preston, M.D	2,372,659	-	-	-	2,372,659
Rosen, H	64,080,143	-	-	11,120,994	75,201,137
Vizard, A.L	123,411	-	-	-	123,411
Butler, B.R	7,686,406	-	-	(1,000,000)	6,686,406
Chilton, M	150,000	-	-	-	150,000
Karanikolopoulos, K	4,200	-	-	(4,200)	-
Gimesy, D	-	-	-	100,000	100,000
Webb, S.N	20,000	-	-	-	20,000
West, S.M	59,171,143	-	-	(6,182,000)	52,989,143
	136,918,906	-	-	6,665,127	143,584,033

21. RELATED PARTY DISCLOSURE

The consolidated financial statements include the financial statements of Phosphagenics Limited and the subsidiaries listed in the following table.

Name	Country of Incorporation	2007 Equity Interest %	2006 Equity Interest %	2007 Investment $000	2006 Investment $000
Vital Health Sciences Pty Ltd	Australia	100	100	96,411	94,211
Preform Technologies Pty Ltd	Australia	100	100	-	-
Adoil Pty Ltd	Australia	100	100	-	-

(a) Other transactions with key management personnel

The profit from operations includes no items of revenue and expense that resulted from transactions other than remuneration or equity holdings, with specified directors or their personally-related entities:

(b) Transactions with other related parties

During the year, Vital Health Sciences Pty Ltd borrowed $6,484,155 from Phosphagenics Ltd. No part of these funds has been repaid. There are no terms and conditions attached to this loan.

No amounts were provided for doubtful debts relating to debts due from related parties at reporting date (2006: Nil).

Transactions involving the parent entity

During the financial year, Phosphagenics Limited loaned a further $6,484,155 (2006: $4,605,582) to its wholly-owned subsidiary for its working capital requirements for the current period. There are no terms and conditions attached to the repayment of this receivable, however, the loan can be recalled at any time.

(c) Parent entities

The parent entity in the consolidated entity is Phosphagenics Limited.

22. SUBSEQUENT EVENTS

There have been no significant events subsequent to balance date.

23. NOTES TO THE CASH FLOW STATEMENT

(a) Reconciliation of cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts. Cash and cash equivalents at the end of the financial year as shown in the cash flow statement is reconciled to the related items in the balance sheet as follows:

	CONSOLIDATED		PARENT	
	2007 $000	2006 $000	2007 $000	2006 $000
Cash at Bank	1,715	425	299	277
Short Term Deposits	9,000	14,000	9,000	14,000
	10,715	14,425	9,299	14,277

(b) Reconciliation of profit for the period to net cash flows from operating activities

	CONSOLIDATED		PARENT	
	2007 $000	2006 $000	2007 $000	2006 $000
Net Profit	(8,844)	(6,125)	(3,300)	(2,561)
Adjustments for:				
Depreciation and amortisation of non-current assets	161	159	20	22
Capitalization of development expenses	(830)	(654)	(3)	-
Impairment losses	-	-	-	-
Interest received	(1,029)	(550)	(826)	(521)
(Increase)/decrease in assets:				
Trade receivables and other receivables	(79)	(495)	(57)	(51)
Inventories	38	13	-	-
Prepayments	(14)	340	(14)	31
Increase/(decrease) in liabilities:				
Trade payables and other payables	(263)	(710)	(128)	(310)
Government grants	-	(356)	-	-
Provisions	2	263	2	268
Net cash from/(used in) operating activities	(10,858)	(8,115)	(4,306)	(3,122)

24. FINANCIAL INSTRUMENTS

(a) Financial risk management objectives and policies

The Group's principal financial instruments comprise of cash and short-term deposits.

The Group manages its exposure to key financial risks, including interest rate and currency risk in accordance with the principals of prudent financial management. The objective of this is to support the delivery of the Group's financial targets whilst protecting future financial security.

The Group does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

The Group's activities expose it primarily to the financial risks of changes in foreign currency exchange rates. The Board reviews and agrees policies for managing this risk as detailed below.

The Group has various other financial instruments such as trade debtors and trade creditors, which arise directly from its operations.

Primary responsibility for identification and control of financial risks rests with the Audit Committee under the authority of the Board. The Board reviews and agrees policies for managing each of the risks identified below, including foreign exchange risk, interest rate risk and future cash flow forecast projections.

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 1 to the financial statements.

(b) Risk exposures and responses

Interest rate risk

The consolidated entity is only exposed to interest rate risk in the area of cash at bank as it has no borrowings.

At balance date, the Group has the following financial assets (no financial liabilities at 31 December 2007 or 31 December 2006) exposed to Australian Variable Interest Rate not designated in cash flow hedges:

	CONSOLIDATED		PARENT	
	2007	2006	2007	2006
	$000	$000	$000	$000
Financial Assets	10,715	14,425	9,299	14,277
Cash and cash equivalents				

The following sensitivity analysis is based on the interest rate risk exposures in existence at the balance sheet date:

At 31 December 2007, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax profit and equity would have been affected as follows:

	Post Tax Profit Higher/(Lower)		Equity Higher/(Lower)	
	2007	2006	2007	2006
	$000	$000	$000	$000
Judgements of reasonably possible movements:				
Consolidated				
+ 1% (100 basis points)	90	140	-	-
-.5% (50 basis points)	(45)	(70)	-	-
Parent				
+ 1% (100 basis points)	90	140	-	-
-.5% (50 basis points)	(45)	(70)	-	-

24. FINANCIAL INSTRUMENTS (CONT)

The movements in profit are due to higher/lower interest income from variable rate term deposits and cash balances. There is no equity movement as there are no financial assets or financial liabilities which are designated as cash flow hedges.

The sensitivity is higher in 2006 in comparison to 2007 due to a higher cash & cash equivalents balance held.

Foreign Currency Risk

The Group has transactional currency exposures principally due to its operations in the United States. Such exposure arises from sales or purchases by an operating unit in currencies other than the unit's measurement currency, principally US dollars. The Group manage this exposure through the use of a USD bank account.

Approximately 95% of the companies sales and royalties are denominated in currencies other than the functional currency of the operating entity making the sale, whilst almost 85% of costs are denominated in the unit's functional currency.

At 31 December 2007 the Group had the following exposure to US$ foreign currency that is not designated in cash flow hedges:

	CONSOLIDATED		PARENT	
	2007	2006	2007	2006
	$000	$000	$000	$000
Financial Assets				
Cash and cash equivalents	6	28	-	-
Trade and other receivables	995	923	-	-
	1,001	951		
Financial Liabilities				
Trade and other payables	-	-		
Net Exposure	1,001	951		

The following sensitivity is balance on the foreign currency risk exposures in existence at the balance sheet date:

At 31 December 2007, had the Australian Dollar moved, as illustrated in the table below, with all other variables held constant, post tax profit and equity would have been affected as follows:

	Post Tax Profit Higher/(Lower)		Equity Higher/(Lower)	
	2007	2006	2007	2006
	$000	$000	$000	$000
Judgements of reasonably possible movements:				
Consolidated				
AUD/USD +10%	(91)	(87)	-	-
AUD/USD -5%	53	50	-	-
Parent				
AUD/USD +10%	(91)	(87)	-	-
AUD/USD -5%	53	50	-	-

Management believe the balance date risk exposures are representative of the risk exposure inherent in the financial instruments.

24. FINANCIAL INSTRUMENTS (CONT)

Credit risk management

Credit risk arises from the financial assets of the Group, which comprise cash and cash equivalents and trade and other receivables. Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the group. The group has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate, as a means of mitigating the risk of financial loss from defaults. The consolidated entity exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded are spread amongst approved counterparties. The consolidated entity measures credit risk on a fair value basis.

The consolidated entity does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the consolidated entity's maximum exposure to credit risk without taking account of the value of any collateral obtained:

Maturity analysis of financial assets and liabilities based on management's expectations

Year Ended 31 December 2007	**≤ 6 Months $000**	**6-12 Months $000**	**1-5 Years $000**	**>5 Years $000**	**Total $000**
Consolidated Financial Assets					
Cash and cash equivalents	10,715	-	-	-	10,715
Trade and other receivables	582	995	-	-	1,577
	11,297	995		-	12,292
Consolidated Financial Liabilities					
Trade and other payables	715	103	-	-	818
	715	103	-	-	818
Net Exposure	10,582	892	-	-	11,474

Liquidity risk management

The consolidated entity manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

Fair value of financial instruments

The methods for estimating fair value are outlined in the relevant notes to the financial statements.

Capital Management

When managing capital, management's objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management also aims to maintain a capital structure that ensures the lowest cost of capital available to the entity.

(e) Directors' Declaration

The Directors declare that:

(a) in the Directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable;

(b) in the Directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the consolidated entity; and

(c) the Directors have been given the declarations required by s.295A of the Corporations Act 2001

Signed in accordance with a resolution of the Directors made pursuant to s.295(5) of the Corporations Act 2001.

On behalf of the Board

Andrew Lancelot Vizard
Chairman

27 February 2008

Melbourne

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 [illegible]

Independent auditor's report to the members of Phosphagenics Limited

We have audited the accompanying financial report of Phosphagenics Limited (the company), which comprises the balance sheet as at 31 December 2007, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

The company has disclosed information as required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard 124 *Related Party Disclosures* ("remuneration disclosures"), under the heading "Remuneration Report" on pages 7 to 10 of the directors' report, as permitted by Corporations Regulation 2M.6.04.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 2(b), the directors also state that the financial report, comprising the consolidated/parent financial statements and notes, comply with International Financial Reporting Standards. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement and that the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures*.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence
In conducting our audit we have met the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration. In addition to our audit of the financial report and the remuneration disclosures, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Auditor's Opinion
In our opinion:

1. the financial report of Phosphagenics Limited is in accordance with the *Corporations Act 2001*, including:
   (i) giving a true and fair view of the financial position of Phosphagenics Limited and the consolidated entity at Phosphagenics Limited and of their performance for the year ended on that date; and
   (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*.

2. the consolidated/parent financial statements and notes also comply with International Financial Reporting Standards as disclosed in Note 2(b).

3. the remuneration disclosures that are contained on pages 7 to10 of the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures*.

Ernst & Young

Don Brumley
Partner
Melbourne
27 February 2008

Section 4: AUDIT ALERT

Details of dispute or qualification or likely dispute or qualification - NONE

Sue Williams

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Wednesday, 27 February 2008 12:15 PM

To: Mourice Garbutt

Subject: Confirmation of Release - POH - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 568606 as follows:
Release Time: 27-Feb-2008 at 12:14:30
ASX Code: POH
Announcement Title: Preliminary Final Report and Financial Report

30 January 2008

PHOSPHAGENICS

Company Announcement

Phosphagenics reports superior pre-clinical cholesterol results from APA-01 and atorvastatin combination

Phosphagenics Limited ("Phosphagenics") (ASX:POH, AIM:PSG, OTCQX:PPGNY) today announced results of a pre-clinical study demonstrating that the combination of its APA-01 product candidate and the statin atorvastatin (Lipitor™) significantly reduced serum lipids and inflammatory proteins involved in the development of atherosclerosis.

Study Design

The purpose of the study was to determine whether a combination of the statin drug atorvastatin and APA-01 could reduce serum lipids, inhibit atherosclerotic lesion progression and reduce proinflammatory cytokines and other biomarkers of inflammatory disease more effectively than the statin alone.

Studies were performed in ApoE mice, animals that spontaneously form atherosclerotic plaques and represent a well-established model of human atherogenic hyperchosterolemia.

During the first 16-weeks of this 24-week study, all animals in the experimental group were maintained on a standard diet, followed by an eight week treatment period in which this diet was supplemented with 21 percent fat and 0.15 percent cholesterol, an atherogenic diet expected to accelerate atherosclerotic progression. All animals in the experimental groups received drug treatment in both their normal and high-fat diets at various dosing regiments throughout the 24-week study. Control group animals received no drug treatment and were maintained on either the same diet as the treatment groups or on a standard diet.

Study Results

Effects on Serum Lipids

The study results indicated that among the animals treated with the APA-01 and atorvastatin combination, total cholesterol levels fell by up to an additional 12% compared to those animals treated with atorvastatin alone. Total HDL-C (good cholesterol) levels increased by up to 37% in combination drug-treated animals, while LDL-C (bad cholesterol) levels were further reduced by up to 24% with the combination, as opposed to atorvastatin alone. The combination also caused a decrease of 92% in triglycerides levels compared to 72% with atorvastatin alone.

Effects on Biomarkers of Inflammation

APA-01, combined with atorvastatin, enhanced the statin's effects on lowering inflammation that contributes to the development of atherosclerotic plaques. Reductions occurred in final plasma levels of 23 cytokines that were measured. Following 24 weeks of treatment with various doses of APA-01 and atorvastatin a statistically significant reduction occurred in a number of cytokines including IL-1β, IL-10, G-CSF, GM-CSF, IFN-γ,MCP-1, and RANTES compared to control and these decreases were greater than with either compound alone and appeared to be somewhat dose-dependent.

Effects on Atherosclerotic Plaque progression
Atherosclerotic lesions were significantly elevated following incorporation of the high-fat high-cholesterol diet in all animals compared to animals maintained on the regular, rodent diet for the 24-week study period. The effect of the combination treatment of APA-01 combined with atorvastatin appeared to cause a trend toward decreased aortic lesions, but these were not statistically significant.

Commenting on the study results, Dr Esra Ogru, Executive Vice President of Research and Development at Phosphagenics, said, "Current therapies for atherosclerosis focus on drugs that lower serum cholesterol levels. Experimental and clinical evidence suggests that the efficacy of these drugs may also be related to their ability to reduce oxidative stress and inflammation in the endothelium, or blood vessel lining, where atherosclerotic plaques develop. We believe that APA-01's apparent enhancement of a statin's anti-inflammatory functions could potentially provide a novel therapeutic approach to treating atherosclerosis."

Atorvastatin is the world's largest selling drug with sales of US$13.6 billion annually and is the major contributor to the US$35.2 billion market for statin drugs globally.

"In particular there is an unmet need for a more effective treatment for elevated triglycerides and APA-01 has demonstrated efficacy in this area in this preclinical study.

"We are now assessing the impact of these results before determining our future strategy. However, the insulin, oxycodone and Phospha E® clinical programs will remain our priority for this year," Dr Ogru said.

ENDS....

APPENDIX AND NOTES TO EDITORS

About Atherosclerosis
Atherosclerosis, or the build-up of fatty deposits (plaques) on interior blood vessel walls, is a progressive process initially involving endothelial dysfunction and accumulation of lipids on the linings of blood vessel. Atherosclerotic lesions develop as a result of inflammatory stimuli, subsequent release of various cytokines, proliferation of smooth muscle cells, synthesis of connective tissue matrix, and accumulation of macrophages and lipids. Atherosclerosis is involved in the development of coronary heart disease, myocardial infarction, and stroke, among other diseases.

About Phosphagenics Limited
Phosphagenics is a Melbourne-based, globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics' core technology is built around the science and application of phosphorylation, a process where the addition of a phosphate group has been found to enhance the bioavailability, activity and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms.

Phosphagenics' shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). An ADR – Level 1 program was established in the U.S. with The Bank of New York Mellon (PPGNY) for U.S. investors to trade in Phosphagenics' stock on the 'over-the-counter' market. In July 2007, this was upgraded to the International OTCQX, a new premium market tier in the U.S. for international exchange-listed companies, operated by Pink Sheets, LLC.

For more information, please visit Phosphagenics' web site at www.phosphagenics.com

Company Contact Details:
Dr Esra Ogru
Phosphagenics Limited
VP Research & Development
Tel +61 3 9605 5900

Ms Mary McSwiggan (Bennett)
Phosphagenics Limited
Investor Relations Manager
Tel +61 3 9605 5907

US Investor and Media Contacts:
Mr Brian Ritchie
Financial Dynamics
Tel +1 212 850 5683

Safe Harbor Statement
This press release contains forward-looking statements based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialise, actual results could vary materially from the Phosphagenics' expectations and projections. Risks and uncertainties include general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations.

Sue Williams

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Wednesday, 30 January 2008 9:44 AM

To: Mourice Garbutt

Subject: Confirmation of Release - POH - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 557359 as follows:
Release Time: 30-Jan-2008 at 09:43:41
ASX Code: POH
Announcement Title: Pre-clinical study results - APA-01 and atorvastatin

11 February 2008

PHOSPHAGENICS

Company Announcement

Progression of Phosphagenics and Nestlé Nutrition's Phospha E® trial

Phosphagenics Limited ("Phosphagenics") (ASX: POH; AIM: PSG; OTCQX: PPGNY) and Nestlé Nutrition (Nestlé) today announced that their joint phase 2 human clinical trial to establish the efficacy of Phosphagenics' Phospha E® in the management of metabolic syndrome is advancing at three sites in Adelaide, Australia.

Based on current recruitment rates of study participants, the double-blind phase 2 trial, which is fully funded by Nestlé, is expected to be completed in mid-2008.

This phase 2 clinical trial follows two pre-clinical dose response trials completed by Nestlé and Phosphagenics in 2006. The results of those studies confirmed that, when given orally, Phospha E® significantly reduces many of the key biomarkers associated with metabolic syndrome.

Metabolic syndrome is characterised by a group of risk factors that increase the risk of diabetes, coronary heart disease and other diseases associated with plaque build up in artery walls.

The companies have agreed the principal terms of a commercialisation agreement, which will grant a worldwide exclusive license to Nestlé for the use of Phospha E® in medical foods and for Phosphagenics to be the exclusive manufacturer and supplier of Phospha E® to Nestlé. The final commercial agreement is due to be signed on completion of the phase 2 trial.

Harry Rosen, President & CEO at Phosphagenics said: "We believe the agreed terms will deliver value to all parties and we look forward to building on the already strong relationship we have with Nestlé, the world's largest food company."

ENDS....

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

APPENDIX AND NOTES TO EDITORS

About Phosphagenics Limited

Phosphagenics is a Melbourne-based, globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics' core technology is built around the science and application of phosphorylation, a process where the addition of a phosphate group has been found to enhance the bioavailability, activity and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms.

Phosphagenics' shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). An ADR – Level 1 program was established in the U.S. with The Bank of New York Mellon (PPGNY) for U.S. investors to trade in Phosphagenics' stock on the 'over-the-counter' market. In July 2007, this was upgraded to the International OTCQX, a new premium market tier in the U.S. for international exchange-listed companies, operated by Pink Sheets, LLC.

For more information, please visit Phosphagenics' web site at www.phosphagenics.com

About Nestlé Nutrition

Nestlé Nutrition is an autonomous business within the Nestlé group managing and developing the group's speciality nutrition brands. Through science-based nutrition products and services, Nestlé Nutrition helps enhance the quality of people's lives by supporting health and providing care for specific consumer groups with special nutrition needs at every stage of life.

About 22 000 employees in more than 70 markets are part of Nestlé Nutrition. Its product portfolio – covering infant nutrition, healthcare nutrition, performance nutrition and weight management – includes such trusted and well-recognised brands as: NAN, GERBER, LACTOGEN, NESLAC, CERELAC, BOOST, NUTREN, PEPTAMEN, RESOURCE, OPTIFAST, POWERBAR, MUSASHI and JENNY CRAIG.

For more information, please visit Nestlé Nutrition' web site at www.nestlenutrition.com.

About the Phosphagenics / Nestlé Pre-Clinical Studies

The final results of the two pre-clinical dose response trials announced to the market on December 14th, 2006, confirmed that when given orally, Phospha E® significantly reduced many of the key biomarkers associated with metabolic syndrome, inflammation and cardiovascular disease. Additionally, the most appropriate dosage required to commence human clinical trials was also determined. In these trials, animals treated with varying doses of Phospha E® were shown to have statistically significant reductions in key parameters such as plaque formation, aortic vascular dysfunction, cholesterol, triglycerides and LDL-C (so-called bad cholesterol).

About Metabolic Syndrome

Metabolic syndrome is characterised by a group of metabolic risk factors –abdominal obesity and elevated blood pressure, cholesterol, triglycerides and blood glucose. The root causes of metabolic syndrome are overweight/obesity, physical inactivity, and genetic factors. It is estimated that about 27% of adults in the US have metabolic syndrome and that one in three overweight or obese people in the US have this condition. The condition is being diagnosed with increasing frequency.

About Phospha E®

Phospha E® is a patented derivative of vitamin E that has superior properties compared to its parent molecule. For example, Phospha E® has been shown to be better absorbed than vitamin E, both orally and through the skin, to lower cholesterol and triglycerides, prevent the formation of plaque in heart arteries, as well as having unique anti-inflammatory properties.

Phospha E® has applications across all three nutraceutical market segments, and is currently sold internationally as a dietary supplement by NBTY Inc (under the name of Ester-E™) and is marketed worldwide in the personal care market as Vital ET™ by ISP Corporation.

Company Contact Details:
Mr Harry Rosen
Phosphagenics Limited
President and CEO
Tel +61 3 9605 5900

Ms Mary McSwiggan
Phosphagenics Limited
Investor Relations Manager
Tel +61 3 9605 5907

US Investor and Media Contacts:
Mr Brian Ritchie
Financial Dynamics
Tel +1 212 850 5683

Safe Harbor Statement

This press release contains forward-looking statements based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialise, actual results could vary materially from the Phosphagenics' expectations and projections. Risks and uncertainties include general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations.

Sue Williams

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Monday, 11 February 2008 8:27 AM

To: Mourice Garbutt

Subject: Confirmation of Release - POH - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 561826 as follows:
Release Time: 11-Feb-2008 at 08:27:22
ASX Code: POH
Announcement Title: Progression of Phosphagenics and Nestle`s Phospha E Trial

19 February 2008

PHOSPHAGENICS

Company Announcement

Phosphagenics Initiates US Clinical Trials For Its Topical Retinoic Acid

Phosphagenics Limited ("Phosphagenics") (ASX: POH, AIM: PSG, OTCQX:PPGNY) today announced the initiation of a human clinical trial for its lead dermatological product, retinoic acid, a form of vitamin A. This trial represents the Company's first clinical trial to take place in the U.S. and denotes the commencement of the Company's planned expansion into targeted, non-systemic delivery of drugs.

This trial follows a number of pre-clinical studies that demonstrated both an increase in dermal absorption of retinoic acid when formulated with Phosphagenics' proprietary drug delivery platform (TPM), and a significant reduction in irritation scores. The clinical trial is a double blinded study that will involve 90 subjects and is being conducted at Broomall, PA-based cyberDERM Inc., a contract research organisation focused on developing and refining innovative bio-instrumental and computerised methods for non-invasive analysis of skin structure, its functions and effects of topical treatments. This trial is expected to be completed by the end of the second quarter, 2008.

According to the American Journal of Dermatology, retinoic acid is prescribed most often as the topical treatment of choice for acne. However, it is poorly soluble, is associated with irritation and dryness of the skin and, in some cases, can cause liver damage when substantial amounts enter the systemic circulation. Irritation though, is the most common adverse effect and is observed in approximately 90% of users. Additionally, according to The American Dermatological Association Inc., half of the patients who end their retinoic acid treatment cycle prematurely do so because of irritation. Consequently, practitioners are often reluctant to prescribe retinoic acid in large quantities and, typically, marketed formulations contain between only 0.025% and 0.1% of the active, which often serves to dilute the effectiveness of retinoic acid. Despite this, the U.S. market for topical prescription retinoids, such as retinoic acid, for acne treatment exceeds US$300 million annually.

"A new formulation with the ability to deliver greater absorption of retinoic acid, reduce irritation and dryness and limit systemic circulation would significantly increase practitioners' flexibility in prescribing the product," said Harry Rosen, President & CEO of Phosphagenics. "It would enable physicians to prescribe greater doses of retinoic acid and/or maintain current dosing while achieving improved efficacy and substantially limiting adverse effects. Such a product would have the potential to expand the current market, and would likely capture a significant proportion of the existing market."

"In our previously completed pre-clinical studies, we were able to consistently demonstrate an increase in retinoic acid delivered, a reduction in irritation scores, as well as limit the delivery of retinoic acid into the systemic circulation, which is important because of its side effects. Our objective is to replicate these results in our human trial and deliver a safer, more effective acne treatment to consumers as quickly as possible."

In addition to retinoic acid, Phosphagenics is developing a number of other product candidates utilising its targeted, non-systemic delivery technology, including multiple anti-inflammatory and analgesic compounds.

About Phosphagenics Limited
Phosphagenics is a Melbourne-based, globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics' core technology is built around the science and application of phosphorylation, a process where the addition of a phosphate group has been found to enhance the bioavailability, activity and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms.

Phosphagenics' shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). An ADR – Level 1 program was established in the U.S. with The Bank of New York Mellon (PPGNY) for U.S. investors to trade in Phosphagenics' stock on the 'over-the-counter' market. In July 2007, this was upgraded to the International OTCQX, a new premium market tier in the U.S. for international exchange-listed companies, operated by Pink Sheets, LLC.

For more information, please visit Phosphagenics' web site at www.phosphagenics.com

Safe Harbor Statement
This press release contains forward-looking statements based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialise, actual results could vary materially from the Phosphagenics' expectations and projections. Risks and uncertainties include general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations.

Company Contact Details:
Dr. Esra Ogru
Phosphagenics Limited
EVP Research & Development
Tel +61 3 9605 5900

Mary McSwiggan (Bennett)
Phosphagenics Limited
Investor Relations Manager
Tel +61 3 9605 5907

U.S. Investor and Media Contacts:
Brian Ritchie
Financial Dynamics
Tel +1 212 850 5683

Sue Williams

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Tuesday, 19 February 2008 8:54 AM

To: Mourice Garbutt

Subject: Confirmation of Release - POH - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 564534 as follows:
Release Time: 19-Feb-2008 at 08:53:39
ASX Code: POH
Announcement Title: US Clinical Trials - Topical Retinoic Acid

PHOSPHAGENICS

05 March 2008

The Manager
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir

Phosphagenics Limited

Change of Director's Interest Notice – Mr H Rosen: Appendix 3Y

Mr H Rosen, the Company's Managing Director, has advised that he has acquired byway of on-market transactions in the normal course of trading on the ASX an additional 40,000 ordinary fully paid shares in the issued capital of Phosphagenics Limited at A$0.188 a share.

Enclosed for release to the market is an Appendix 3Y advising of the above Change of Director's Interest

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\3y hr 2008.03.05

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**PHOSPHAGENICS LIMITED**
ABN	**32 056 482 403**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**ROSEN, Harry**
Date of last notice	**10/12/2007 (Appendix 3Y)**

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	REFER ANNEXURE "A"
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	REFER ANNEXURE "A"
Date of change	REFER ANNEXURE "A"
No. of securities held prior to change	REFER ANNEXURE "A"
Class	REFER ANNEXURE "A"
Number acquired	REFER ANNEXURE "A"
Number disposed	NOT APPLICABLE
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	REFER ANNEXURE "A"
No. of securities held after change	REFER ANNEXURE "A"
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	REFER ANNEXURE "A"

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts REFER ANNEXURE "A"

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

05 March 2008

p\asx\hr 3y 05 03 08

+ See chapter 19 for defined terms.

APPENDIX 3Y
Annexure "A", page 1
05 March 2008

Schedule of Directors Interests

COMPANY NAME
PHOSPHAGENICS LIMITED

DIRECTOR'S NAME: **HARRY ROSEN**

	PRESENT 3Y (05/03/08)		PREVIOUS 3Y (10/12/07)	
	SHARES	OPTIONS	SHARES	OPTIONS
ASX CODE	POH	POHB	POH	POHOB
Name of Registered Holder				
H Rosen	-	2,675,000	-	2,675,000
Paroha Nominees Pty Ltd	61,367,143	1,250,000	61,367,143	1,250,000
Paroha Nominees Pty Ltd (Superannuation A/c)	2,849,293	1,125,000	2,809,293	1,125,000
TOTAL ENTITLEMENTS:	64,216,137	5,050,000	64,176,436	5,050,000
Issued Securities - POH	603,440,906	59,630,948	603,440,906	59,630,948
Percentage Entitlement	10.64%	8.47%	10.63%	8.47%

COMMENTS:

Mr Rosen has an **interest in and an entitlement** to the above securities for the following reason(s):

1	Self	as above – legal and beneficial holder of those securities registered in his name
2	Paroha Nominees Pty Ltd	Mr Rosen is a director of Paroha Nominees Pty Ltd and holds an interest in excess of 20 per cent in Paroha Nominees Pty Ltd
3	Paroha Nominees Pty Ltd (Superannuation A/c)	Mr Rosen may be a beneficiary under the Superannuation Plan of which Paroha Nominees Pty Ltd is the Trustee

Movements:
Paroha Nominees Pty Ltd (Superannuation A/c)

Ordinary Shares

Balance, per Appendix 3Y, 10 December 2007	2,809,293
Plus:	
Per on-market purchase at A$0.188 a share, 29.02.2008	40,000
Balance, per Appendix 3Y, 05 March 2008	2,849,293

Movement as a percentage of issued ordinary shares: 0.0066%

poh\asx\hr 3y 05 03 08

Sue Williams

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Wednesday, 5 March 2008 12:13 PM

To: Mourice Garbutt

Subject: Confirmation of Release - POH - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 572264 as follows:
Release Time: 05-Mar-2008 at 12:13:01
ASX Code: POH
Announcement Title: Change of Director`s Interest Notice - Mr H Rosen

PHOSPHAGENICS

13 March 2008

The Manager
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir

Phosphagenics Limited

Change of Director's Interest Notice – Mr H Rosen: Appendix 3Y

Mr H Rosen, the Company's Managing Director, has advised that he has acquired, byway of on-market transactions in the normal course of trading on the ASX, an additional 10,000 ordinary fully paid shares in the issued capital of Phosphagenics Limited at A$0.175 a share.

Enclosed for release to the market is an Appendix 3Y advising of the above Change of Director's Interest

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\3y hr 2008.03.13

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PHOSPHAGENICS LIMITED
ABN	32 056 482 403

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROSEN, Harry
Date of last notice	05/03/2008 (Appendix 3Y)

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	REFER ANNEXURE "A"
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	REFER ANNEXURE "A"
Date of change	REFER ANNEXURE "A"
No. of securities held prior to change	REFER ANNEXURE "A"
Class	REFER ANNEXURE "A"
Number acquired	REFER ANNEXURE "A"
Number disposed	NOT APPLICABLE
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	REFER ANNEXURE "A"
No. of securities held after change	REFER ANNEXURE "A"
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	REFER ANNEXURE "A"

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts REFER ANNEXURE "A"

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

13 March 2008

p\asx\hr 3y 13 03 08

+ See chapter 19 for defined terms.

APPENDIX 3Y
Annexure "A", page 1
13 March 2008

Schedule of Directors Interests

COMPANY NAME
PHOSPHAGENICS LIMITED

DIRECTOR'S NAME: **HARRY ROSEN**

	PRESENT 3Y (13/03/08)		PREVIOUS 3Y (05/03/08)	
	SHARES	**OPTIONS**	SHARES	OPTIONS
ASX CODE	**POH**	**POHB**	POH	POHOB
Name of Registered Holder				
H Rosen	-	**2,675,000**	-	2,675,000
Paroha Nominees Pty Ltd	**61,367,143**	**1,250,000**	61,367,143	1,250,000
Paroha Nominees Pty Ltd (Superannuation A/c)	**2,859,293**	**1,125,000**	2,849,293	1,125,000
TOTAL ENTITLEMENTS:	**64,226,137**	**5,050,000**	64,216,137	5,050,000
Issued Securities - POH	**603,440,906**	**59,630,948**	603,440,906	59,630,948
Percentage Entitlement	**10.64%**	**8.47%**	10.64%	8.47%

COMMENTS:

Mr Rosen has an **interest in and an entitlement** to the above securities for the following reason(s):

1. Self — as above – legal and beneficial holder of those securities registered in his name

2. Paroha Nominees Pty Ltd — Mr Rosen is a director of Paroha Nominees Pty Ltd and holds an interest in excess of 20 per cent in Paroha Nominees Pty Ltd

3. Paroha Nominees Pty Ltd (Superannuation A/c) — Mr Rosen may be a beneficiary under the Superannuation Plan of which Paroha Nominees Pty Ltd is the Trustee

Movements:
Paroha Nominees Pty Ltd (Superannuation A/c)

Ordinary Shares

Balance, per Appendix 3Y, 05 March 2008	2,849,293
Plus:	
Per on-market purchase at A$0.175 a share, 11.03.2008	10,000
Balance, per Appendix 3Y, 13 March 2008	2,859,293

Movement as a percentage of issued ordinary shares: 0.00166%

poh\asx\hr 3y 13 03 08

Sue Williams

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Thursday, 13 March 2008 5:43 PM

To: Mourice Garbutt

Subject: Confirmation of Release - POH - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 575695 as follows:
Release Time: 13-Mar-2008 at 17:42:47
ASX Code: POH
Announcement Title: Change of Director's Interest Notice - Mr H Rosen

PHOSPHAGENICS

14 March 2008

The Manager
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir

Phosphagenics Limited

Change of Director's Interest Notice – Mr H Rosen: Appendix 3Y
Correction of typographical error

In relation to the Appendix 3Y released to the market on 13 March 2008 the Company advises that there was a typographical error in the Table of the registered holdings on the Annexure "A" in that:

the "TOTAL ENTITLEMENTS" to shares is shown as 64,226,137 shares rather than the correct total of 64,226,436 shares – the percentage entitlement is unchanged at 10.64 per cent.

Enclosed for release to the market is a replacement Appendix 3Y showing the corrected total.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\3y hr 2008.03.14

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**PHOSPHAGENICS LIMITED**
ABN	**32 056 482 403**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**ROSEN, Harry**
Date of last notice	**05/03/2008 (Appendix 3Y)**

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	REFER ANNEXURE "A"
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	REFER ANNEXURE "A"
Date of change	REFER ANNEXURE "A"
No. of securities held prior to change	REFER ANNEXURE "A"
Class	REFER ANNEXURE "A"
Number acquired	REFER ANNEXURE "A"
Number disposed	NOT APPLICABLE
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	REFER ANNEXURE "A"
No. of securities held after change	REFER ANNEXURE "A"
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	REFER ANNEXURE "A"

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts REFER ANNEXURE "A"

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

14 March 2008

p\asx\hr 3y 14 03 08

+ See chapter 19 for defined terms.

Schedule of Directors Interests

COMPANY NAME
PHOSPHAGENICS LIMITED

DIRECTOR'S NAME:	HARRY ROSEN			
	PRESENT 3Y (14/03/08)		PREVIOUS 3Y (05/03/08)	
	SHARES	**OPTIONS**	SHARES	OPTIONS
ASX CODE	**POH**	**POHB**	POH	POHOB
Name of Registered Holder				
H Rosen	**-**	**2,675,000**	-	2,675,000
Paroha Nominees Pty Ltd	**61,367,143**	**1,250,000**	61,367,143	1,250,000
Paroha Nominees Pty Ltd (Superannuation A/c)	**2,859,293**	**1,125,000**	2,849,293	1,125,000
TOTAL ENTITLEMENTS:	**64,226,436**	**5,050,000**	64,216,436	5,050,000
Issued Securities - POH	**603,440,906**	**59,630,948**	603,440,906	59,630,948
Percentage Entitlement	**10.64%**	**8.47%**	10.64%	8.47%

COMMENTS:
Mr Rosen has an **interest in and an entitlement** to the above securities for the following reason(s):

1. Self — as above – legal and beneficial holder of those securities registered in his name

2. Paroha Nominees Pty Ltd — Mr Rosen is a director of Paroha Nominees Pty Ltd and holds an interest in excess of 20 per cent in Paroha Nominees Pty Ltd

3. Paroha Nominees Pty Ltd (Superannuation A/c) — Mr Rosen may be a beneficiary under the Superannuation Plan of which Paroha Nominees Pty Ltd is the Trustee

Movements:
Paroha Nominees Pty Ltd (Superannuation A/c)

Ordinary Shares

Balance, per Appendix 3Y, 05 March 2008	2,849,293
Plus:	
Per on-market purchase at A$0.175 a share, 11.03.2008	10,000
Balance, per Appendix 3Y, 13 March 2008	2,859,293

Movement as a percentage of issued ordinary shares: 0.00166%

poh\asx\hr 3y 14 03 08

Sue Williams

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Friday, 14 March 2008 2:25 PM

To: Mourice Garbutt

Subject: Confirmation of Release - POH - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 576187 as follows:
Release Time: 14-Mar-2008 at 14:25:19
ASX Code: POH
Announcement Title: Correction Change of Director`s Interest Notice Mr H Rosen

PHOSPHAGENICS

18 March 2008

Company Announcement

GRAS status opens door to U.S. food industry

Phosphagenics Limited ("Phosphagenics") (ASX: POH, AIM: PSG, OTCQX: PPGNY) today announced that an independent panel ("the panel") of food safety experts unanimously concluded that Phosphagenics' patented Phospha E® is Generally Recognized As Safe (GRAS). This comes as a result of the panel critically evaluating data and information pertinent to the use of Phospha E® in breakfast cereals, juice beverages and table fats.

Phospha E® is a patented derivative of vitamin E with superior qualities, such as greater absorption and activity. In pre-clinical studies, Phospha E®, when given orally, has been shown to lower blood cholesterol and triglyceride levels, inhibit the formation of arterial plaques and suppress the main inflammatory pathways involved in metabolic syndrome (a condition which markedly increases the risk of heart attacks, strokes and diabetes).

The Company is preparing a GRAS notification to inform the U.S. Food and Drug Administration ("FDA") of the expert panel's conclusion that Phosphagenics' Phospha E® is GRAS. If the FDA has no further comment, GRAS designation allows manufacturers to produce and sell foods that include Phospha E® in the U.S. food industry.

"GRAS status extends the permitted use of Phospha E® beyond the nutritional supplement market and into the substantial U.S. food industry, and represents a tremendous commercial opportunity for Phosphagenics," said Harry Rosen, Phosphagenics' President and CEO.

Ends...

APPENDIX AND NOTES TO EDITORS

About GRAS

Generally Recognized as Safe (GRAS) is an FDA designation that a chemical or substance added to food is considered safe by experts, and so is exempted from the usual Federal Food, Drug, and Cosmetic Act (FFDCA) food additive tolerance requirements.

GRAS exemptions are granted for substances that are generally recognized, among experts qualified by scientific training and experience to evaluate their safety, as having been adequately shown through scientific procedures (or, in the case of a substance used in food prior to January 1, 1958, through either scientific procedures or through experience based on common use in food) to be safe under the conditions of their intended use.

The substance must be shown to be "generally recognized" as safe under the conditions of its intended use. The proponent of the exemption has the burden of proving that the use of the substance is "generally recognized" as safe. To establish such recognition, the proponent must show that there is a consensus of expert opinion regarding the safety of the use of the substance.

About Phosphagenics Limited
Phosphagenics is a Melbourne-based, globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics' core technology is built around the science and application of phosphorylation, a process where the addition of a phosphate group has been found to enhance the bioavailability, activity and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms.

Phosphagenics' shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). An ADR – Level 1 program was established in the U.S. with The Bank of New York Mellon (PPGNY) for U.S. investors to trade in Phosphagenics' stock on the 'over-the-counter' market. In July 2007, this was upgraded to the International OTCQX, a new premium market tier in the U.S. for international exchange-listed companies, operated by Pink Sheets, LLC.

For more information, please visit Phosphagenics' web site at www.phosphagenics.com

Safe Harbor Statement
This press release contains forward-looking statements based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialise, actual results could vary materially from the Phosphagenics' expectations and projections. Risks and uncertainties include general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations.

Company Contact Details:
Harry Rosen
Phosphagenics Limited
President and CEO
+61 3 9605 5900

Mary McSwiggan
Phosphagenics Limited
Investor Relations Manager
+61 3 9605 5907

U.S. Investor and Media Contacts:
Brian Ritchie
Financial Dynamics
+1 212 850 5683

Sue Williams

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Tuesday, 18 March 2008 8:43 AM

To: Mourice Garbutt

Subject: Confirmation of Release - POH - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 577174 as follows:
Release Time: 18-Mar-2008 at 08:42:55
ASX Code: POH
Announcement Title: GRAS status for Phospha E

19 March 2008

PHOSPHAGENICS

Company Announcement

Phosphagenics Initiates its Phase 2 Clinical Trial in Type 1 Diabetes

Phosphagenics Limited (ASX: POH, AIM: PSG, OTCQX: PPGNY) today announced that it has received ethics approval to commence treating patients with Type 1 diabetes in a Phase 2 clinical trial using its patented transdermal insulin delivery system, TPM/Insulin. The lead clinical investigators of the trial will be Dr Michael D' Emden, Department of Endocrinology, Royal Brisbane and Women's Hospital, and William Hsu, who is an Assistant Investigator in the Section on Clinical Research at the Joslin Diabetes Centre and an Assistant Professor of Medicine at Harvard Medical School, Boston, MA.

Ethics approval was granted on the basis of data generated from previous trials and the first arm of the Phase 2 trial, which involves the treatment of patients with Type 2 diabetes. Phosphagenics had to demonstrate safety and the effective delivery of insulin into the bloodstream of patients with Type 2 diabetes prior to receiving ethics approval to commence a trial for patients with Type 1 diabetes.

The Phase 2 trial in Type 1 patients is due to commence next month and will be conducted at QPharm in Queensland, Australia. QPharm is a well-established clinical facility and uniquely placed to conduct this type of diabetes trial. The trial is a randomised, single-blinded trial which aims to assess the efficacy of TPM/Insulin. The results of this trial will be used to assist in obtaining an IND from the FDA. This will enable Phosphagenics to commence the next phase of its clinical development program for TPM/Insulin at the Joslin Diabetes Centre. It is anticipated that the U.S. portion of the study will start this year.

"We have gathered the appropriate positive data to progress our Phase 2 study to the treatment of patients with Type 1 diabetes, which is the ideal patient population to prove the efficacy of our TPM/Insulin," said Dr. Esra Ogru, Executive Vice President of Research and Development at Phosphagenics. "The Australian clinical trials conducted to date have demonstrated that our TPM/Insulin formulation can safely penetrate through human skin and deliver insulin into the blood stream over a sustained period of time without any adverse events."

"We will continue to gather additional data and treat Type 2 patients at The Royal Adelaide Hospital under the guidance and supervision of Dr. Sepehr Shakib, Director, Department of Clinical Pharmacology, Royal Adelaide Hospital," continued Dr. Ogru.

ENDS....

About Phosphagenics Limited
Phosphagenics is a Melbourne-based, globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics' core technology is built around the science and application of phosphorylation, a process where the addition of a phosphate group has been found to enhance the bioavailability, activity and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms.

Phosphagenics' shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). An ADR – Level 1 program was established in the U.S. with The Bank of New York Mellon (PPGNY) for U.S. investors to trade in Phosphagenics' stock on the 'over-the-counter' market. In July 2007, this was upgraded to the International OTCQX, a new premium market tier in the U.S. for international exchange-listed companies, operated by Pink Sheets, LLC.

For more information, please visit Phosphagenics' web site at www.phosphagenics.com

Safe Harbor Statement
This press release contains forward-looking statements based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialise, actual results could vary materially from the Phosphagenics' expectations and projections. Risks and uncertainties include general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations.

Company Contact Details:
Dr. Esra Ogru
Phosphagenics Limited
Executive VP of Research and Development
+61 3 9605 5900

Mary McSwiggan
Phosphagenics Limited
Investor Relations Manager
+61 3 9605 5907

U.S. Investor and Media Contacts:
Brian Ritchie
Financial Dynamics
+1 212 850 5600

Sue Williams

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Wednesday, 19 March 2008 9:06 AM

To: Mourice Garbutt

Subject: Confirmation of Release - POH - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 577651 as follows:
Release Time: 19-Mar-2008 at 09:06:24
ASX Code: POH
Announcement Title: POH initiates Phase 2 Clinical Trial in Type 1 Diabetes

END